UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

BRONCO DRILLING COMPANY, INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

112211107

(CUSIP Number of Class of Securities)

D. Frank Harrison

Chairman of the Board and

Chief Executive Officer

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, Oklahoma 73013

(405) 242-4444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William T. Heller IV

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 654-8111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Bronco Drilling Company, Inc., a Delaware corporation (“Bronco” or the “Company”). The address of the principal executive office of the Company is 16217 North May Avenue, Edmond, OK 73013, and its telephone number is (405) 242-4444.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.01 par value per share, of the Company (the “Shares”). As of the close of business on April 13, 2011, there were (i) 28,800,059 Shares issued and outstanding (including restricted Shares), (ii) 169,134 Shares in treasury and (iii) 5,440,770 Shares reserved for issuance upon exercise of an outstanding warrant issued pursuant to the Warrant Agreement, dated September 18, 2009, between the Company and Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Imbursa.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.broncodrill.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference, and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer (the “Offer”) by Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”), and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent” or “Chesapeake”), disclosed in a Tender Offer Statement on Schedule TO dated April 26, 2011 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $11.00 per share (the “Offer Price”), in cash, without interest and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 14, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). At the effective time of the Merger (the “Effective Time”), each outstanding Share that has not been accepted for purchase pursuant to the Offer (other than Shares that are held (i) by the Company, Parent, Purchaser or any wholly owned subsidiaries of Parent or the Company and (ii) by stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be cancelled and extinguished and automatically converted into the right to receive cash per share, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Monday, May 23, 2011, subject to extension in certain circumstances as required or permitted, as applicable, by the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed respectively as Exhibits (a)(1)(A) and (a)(1)(B) hereto and are incorporated by reference.

According to the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 6100 North Western Avenue, Oklahoma City, OK 73118 and their telephone number is (405) 848-8000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Bronco Board”) upon the time when Shares are first accepted for payment under the Offer (the “Offer Acceptance Time”), and from time to time thereafter, other than at a meeting of the stockholders of the Company.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of the Company Board may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the compensation arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “Summary Compensation Table;” “Grants of Plan-Based Awards;” “Outstanding Equity Awards at Fiscal Year-End;” “Option Exercises and Stock Vested Table;” “Post-Employment Compensation;” “Potential Payments upon Termination or a Change-in-Control;” “Director Compensation;” and “Certain Relationships and Related Transactions.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 25, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 498,114 Shares, excluding shares of unvested restricted stock, which are discussed below. If the directors and executive officers were to tender all 498,114 of those Shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $5,479,254 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Acceleration of Company Restricted Stock Vesting; Treatment of Company Restricted Stock

Pursuant to the terms of the Merger Agreement and the applicable equity plan, the vesting of unvested shares of restricted stock (the “Company Restricted Stock”) will be accelerated in connection with the Merger. Specifically, each share of Company Restricted Stock will vest in full and become non-forfeitable immediately prior to the Effective Time and converted into the right to receive the Merger Consideration under the Merger Agreement. The Merger Consideration is equal to the Offer Price. The table below reflects the quantity and value of the Company Restricted Stock held by the Company’s directors and executive officers (without taking into account any applicable tax withholdings).

Executive Officer/Director	Number of Shares of Unvested Restricted Stock	Total Value
D. Frank Harrison	295,193	$3,247,123
Richard B. Hefner	15,000	$165,000
Dr. Gary C. Hill	15,000	$165,000
David W. House	15,000	$165,000
William R. Snipes	15,000	$165,000
Mark Dubberstein	289,366	$3,183,026
Zachary M. Graves	289,366	$3,183,026
Matthew S. Porter	72,833	$801,163
Steven R. Starke	39,330	$432,630

All directors and executive officers as a group (9 persons)	1,046,088	$11,506,968

Change of Control Arrangements with Current Executive Officers

All of the Company’s executive officers are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause.

Each of our executive officers is entitled to certain benefits in the event of a change of control of the Company pursuant to the terms of that executive’s employment agreement with the Company. Specifically, the employment agreement provides that if there is a change of control, and within two years following a change of control, the executive terminates his employment for any reason or the Company terminates the executive’s employment with or without cause, such executive would be entitled to a severance payment, payable in a lump sum in cash following such termination, in an amount equal to three times the sum of (1) his highest paid annual base salary, plus (2) the bonus calculated as discussed below, plus (3) any applicable excise tax gross-up payment relating to Section 4999 of the Internal Revenue Code (as described below).

For Messrs. Harrison, Dubberstein and Graves, the bonus paid in the event of a termination of employment following a change of control will be calculated based on the average of the last three years’ discretionary annual bonuses or such lesser number of years as such executive may have been employed. For Messrs. Starke and Porter, the bonus payable upon termination of employment in the event of a change of control will be the greater of target bonus for the year of termination or the highest bonus paid to him during his employment with the Company.

As defined in each executive’s employment agreements, a “change of control” occurs in the event any individual, entity or group acquires beneficial ownership of 40% or more of either (a) the then outstanding Shares or (b) the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, provided that any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company will not constitute a “change of control.” In addition, a change of control occurs when the individuals who, as of the date of these employment agreements, constitute the Company Board (the “incumbent board”) cease for any reason to constitute at least a majority of the Company Board. Any individual becoming a director subsequent to the date of these employment agreements whose election or nomination for election by our stockholders is approved by a vote of at least a majority of the directors then comprising the incumbent board will be considered a member of the incumbent board as of the date thereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the incumbent board will not be deemed a member of the incumbent board as of the date of these employment agreements. In addition, a change of control will occur upon the consummation of certain specified business combinations and upon the approval by our stockholders of a complete liquidation or dissolution of the Company.

In addition, in the event it is determined that any payment or distribution by the Company or its subsidiaries or affiliates to or for the benefit of the executive officer in connection with a change of control (whether paid or payable or distributed or distributable pursuant to the terms of his employment agreement or otherwise) is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties related to such excise tax, the executive officer will be entitled to receive an additional gross-up payment from the Company. The gross-up payment will be equal to the amount such that after payment by the executive officer of all taxes (including the excise tax, income taxes, interest and penalties imposed with respect to such taxes) on the gross-up payment, the executive officer will retain an amount of the gross-up payment equal to the excise tax imposed on the payment or distribution to or for the benefit of such executive officer.

The following table shows the cash consideration that each of the Company’s executive officers would receive in accordance with the terms of his employment agreement, assuming a change of control occurs and within two years following a change of control the executive terminates his employment agreement or the Company terminates the executive’s employment with or without cause. The amounts in the table do not include the acceleration of vesting of Company Restricted Stock that will occur upon a qualifying termination of employment following a change of control, discussed in the section entitled “Acceleration of Company Restricted Stock Vesting; Treatment of Restricted Stock,” and the cash payments that the executive officers will receive in exchange for their Company Restricted Stock in connection with the Merger (regardless of whether their employment is terminated), which are separately shown above in the table in the section entitled “Acceleration of Company Restricted Stock Vesting; Treatment of Company Restricted Stock.”

Name	Salary and Bonus (1)	Excise Tax Gross-Up	Total
D. Frank Harrison	$2,850,000	$—	$2,850,000
Mark Dubberstein	$1,175,000	$—	$1,175,000
Zachary M. Graves	$1,175,000	$—	$1,175,000
Matthew S. Porter	$1,005,000	$501,589	$1,506,589
Steven R. Starke	$600,000	$248,121	$848,121

(1)	Calculated in accordance with the severance arrangements described above.

The employment agreements with the Company’s executive officers are filed as Exhibits (e)(3) through (e)(8) hereto and are incorporated herein by reference.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of payments and benefits payable to the Company’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and are based on, among other things, each executive officer’s and director’s compensation and stock holdings as of April 25, 2011, the number of unvested shares of Company Restricted Stock held by each director and executive officer. The severance amounts assume that each executive officer’s employment is terminated immediately after the Effective Time and that each executive officer will receive the maximum amount of severance payments under his employment agreement. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with the terms of the related agreement, plan or arrangement at the applicable times and may materially differ from these estimates.

Name	Value of Vesting Restricted Stock	Severance Payment Due to Termination and Change of Control	Other	Total
D. Frank Harrison	$3,247,123	$2,850,000	$—	$6,097,123
Richard B. Hefner	$165,000	$—	$—	$165,000
Dr. Gary C. Hill	$165,000	$—	$—	$165,000
David W. House	$165,000	$—	$—	$165,000
William R. Snipes	$165,000	$—	$—	$165,000
Mark Dubberstein	$3,183,026	$1,175,000	$—	$4,358,026
Zachary M. Graves	$3,183,026	$1,175,000	$—	$4,358,026
Matthew S. Porter	$801,163	$1,506,589	$—	$2,307,752
Steven R. Starke	$432,630	$848,121	$—	$1,280,751

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions mandating the indemnification of and advancement of expenses to its directors and officers to the fullest extent permitted by law, subject to specified limitations (including any modifications pursuant to individual contracts between the Company and any executive officer or director). Under these provisions, the Company is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise. Such expenses are to be advanced promptly following a request by such person, prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws. In addition, the Charter of the Company eliminates to the fullest extent permitted by law the personal liability of directors for monetary damages for breach of fiduciary duties as directors.

From and after the Effective Time, all rights to indemnification, advancement of expenses and exculpation by the Company and its subsidiaries existing in favor of directors and executive officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws of the Company and its subsidiaries, shall survive the closing of the Merger (the “Closing Date”) and continue in full force and effect.

The Company will, until the sixth anniversary of the Effective Time, maintain the Company’s existing policy of directors’ and officers’ liability insurance or provide substitute policies on terms no less favorable than the existing policy, or purchase a prepaid six-year tail policy prior to the Effective Time, provided that Parent is not required to spend more in annual premiums than 250% of the Company’s current annual premiums.

Representation on the Board of Directors

The Merger Agreement provides that subject to compliance with applicable law, including the applicable rules of the Nasdaq Global Select Market (“Nasdaq”), Purchaser is entitled upon the Offer Acceptance Time, and from time to time thereafter, to designate up to such number of directors, rounded up to the next whole number, on the Company Board as would represent a percentage of the entire Company Board equal to the percentage of the total number of outstanding Shares beneficially owned by Parent, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer), which number shall constitute at least a majority of the members on the Company Board. Upon request from Purchaser, the Company has agreed to use reasonable best efforts to take all such actions necessary to elect or designate to the Company Board the individuals so designated by Purchaser, including, at the election of Parent, either promptly increasing the size of the Company Board and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board. From and after the Offer Acceptance Time, the Company must also cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the Company Board, except for any committee established to take action under the Merger Agreement, which committee shall be composed of “Independent Directors”, as defined in the Merger Agreement.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Company Board as set forth above, then, until the Effective Time, the Company will cause the Company Board to maintain at least two directors who (1) were members of the Company Board on the date of the Merger Agreement, (2) are “independent directors” for purposes of the continued listing requirements of Nasdaq and (3) are reasonably satisfactory to Parent (the “Independent Directors”). If any Independent Director no longer is able to serve due to death, disability or any other reason, the remaining Independent Director is entitled to elect or designate another person to fill such vacancy. If no Independent Director remains prior to the Effective Time, a majority of the members of the Company Board at the time of the execution of the Merger Agreement shall be entitled to designate two persons to fill such vacancies. However, the individuals selected to fill such vacancies must not be employees or officers of the Company, Parent or Purchaser and must be reasonably satisfactory to Parent. After the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required (i) for the Company to amend or terminate the Merger Agreement, (ii) to extend the time for performance under the Merger Agreement, or (iii) to waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser).

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On April 14, 2011, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated by reference.

Confidentiality Agreement

On November 5, 2010, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each of Parent and the Company (each, a “Disclosing Party”) agreed that, subject to certain exceptions, any non-public information regarding such Disclosing Party and its subsidiaries or affiliates furnished to the other party (such other party, the “Receiving Party”) or to its representatives would, for a period of one year after the date of the Confidentiality Agreement, be kept confidential and used by the Receiving Party and its representatives solely for the purpose of evaluating a possible negotiated transaction between Parent and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, each of Parent and the Company further agreed that, subject to specified limited exceptions, for a period of one year after the date of the Confidentiality Agreement, it will not, directly or indirectly, solicit for employment or hire any management employee of the other party or any subsidiary thereof.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on April 26, 2011, are incorporated by reference and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation. On April 14, 2011, the Company Board unanimously (i) declared that the Merger Agreement and the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, adopt the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and, if required, adopt the Merger Agreement.

A copy of the press release communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(G) hereto and is incorporated by reference.

(b) Background of the Offer and Merger; Reasons for Recommendation.

(i) Background of Offer

From time to time, Bronco and the Bronco Board have engaged in the strategic review and evaluation of opportunities to achieve long-term strategic goals and enhance stockholder value. As part of this review process, senior management of Bronco has periodically made presentations to the Bronco Board regarding potential opportunities for business combinations, acquisitions and dispositions, and the Bronco Board has evaluated a variety of options in light of the business trends and other conditions affecting the company and the industry in which it operates. In addition, during the last several years, various parties, including investment bankers, other companies operating in the same or similar industries, and strategic and financial buyers, have informally raised with senior management the possibility of strategic acquisitions or combinations. As a result, since commencing operations in 2001, Bronco has completed a number of strategic acquisitions and joint ventures and, more recently, has strategically disposed of various businesses and assets in response to challenges in the competitive environment and financial markets.

On October 27, 2010, a representative of Jefferies & Company, Inc. (“Jefferies”) contacted Zachary M. Graves, Bronco’s Executive Vice President of Operations, and suggested that Chesapeake was interested in growing its service assets as part of its ongoing vertical integration strategy and to meet drilling commitments and growth targets. In the event that Chesapeake was interested in acquiring Bronco, Mr. Graves and the representative of Jefferies discussed that it might result in a superior offer than could be obtained from another service company or financial buyer. Mr. Graves and the representative of Jefferies also discussed potential interest from a larger competitor of Bronco’s (“Company A”). Mr. Graves indicated that Bronco was willing to explore any transaction that offered the opportunity to enhance stockholder value, subject to appropriate authorization by the Bronco Board. Following the discussion with Jefferies, Mr. Graves contacted D. Frank Harrison, Bronco’s Chairman of the Board and Chief Executive Officer, and Mark Dubberstein, Bronco’s President, to apprise them of the discussion with Jefferies.

On October 29, 2010, a representative of Company A called Mr. Harrison to express interest in a potential business combination with Bronco. Mr. Harrison indicated that Bronco was willing to explore any transaction that offered the opportunity to enhance stockholder value, subject to appropriate authorization by the Bronco Board.

Also on October 29, 2010, a representative of Jefferies called Mr. Graves to confirm that Chesapeake was interested in discussing a potential acquisition of Bronco. The representative of Jefferies also confirmed that Company A was similarly interested in a potential acquisition of Bronco that would involve, as consideration, stock of Company A at a potential premium of no more than 15% to the then current trading price of Bronco’s common stock, which had closed on October 28, 2010 at $4.26 per share, due to the disparity in trading multiples of the shares of Company A and Bronco.

On November 1, 2010, a representative of Jefferies sent an email to Mr. Graves suggesting a meeting at Chesapeake’s offices in Oklahoma City, Oklahoma, on November 10th or 11th to discuss a potential transaction with Chesapeake.

On November 4, 2010, the Bronco Board convened at a regular quarterly meeting. The Bronco Board was informed of the conversations that had taken place thus far with Jefferies and representatives of Chesapeake and Company A. Among other things, the Bronco Board discussed the potential that further discussions might yield an acceptable offer for Bronco and authorized management to engage in further discussions that might result in an opportunity to enhance stockholder value.

On November 5, 2010, Jefferies provided a form of confidentiality agreement to management of Bronco and Chesapeake. The same day, Mr. Graves and a representative of Jefferies discussed holding a meeting with representatives of Chesapeake on November 9, 2010, followed by a senior management meeting on November 10, 2010.

On November 9, 2010, Chesapeake and Bronco negotiated and executed a confidentiality agreement. The same day, Mr. Graves and Bruce Humphries, Bronco’s Senior Vice President of Rig Technology, met with representatives of Chesapeake to review Bronco’s rig fleet and operations in detail.

On November 10, 2010, Messrs. Harrison, Graves, and Dubberstein of Bronco and Mr. Matthew S. Porter, Chief Financial Officer of Bronco, met with Aubrey McClendon, Chesapeake’s Chairman of the Board and Chief Executive Officer, Domenic J. Dell’Osso Jr., Chesapeake’s Chief Financial Officer, and other representatives of Chesapeake’s management and Jefferies, at which meeting they discussed Bronco’s business, rig fleet and initiatives to reduce its indebtedness, including Bronco’s strategic divestiture of some of its drilling rigs that were not suited to horizontal drilling in domestic shale plays. At the meeting, discussions ensued regarding additional financial and operational information that Chesapeake would require before it could establish a value for Bronco.

On November 11, 2010, a representative of Jefferies contacted Mr. Graves to arrange a meeting at Chesapeake for November 12, 2010.

On November 12, 2010, Messrs. Graves and Porter met with Mr. Dell’Osso and Bryan Lemmerman, Chesapeake’s Director of Finance, at Chesapeake’s offices in Oklahoma City, at which meeting Messrs. Graves and Porter provided to Messrs. Dell’Osso and Lemmerman the additional financial and operational information requested by Chesapeake. The same day, a representative of Jefferies sent Mr. Graves a proposed timeline for negotiations regarding a potential transaction with Chesapeake.

On November 15, 2010, Mr. David Treadwell, Bronco’s General Counsel, called each of the members of the Bronco Board to advise them, among other things, that a confidentiality agreement had been entered into with Chesapeake and to update them on the discussions that had occurred to date with Chesapeake and Company A.

During November 2010, representatives of Bronco met or contacted various commercial banks regarding refinancing Bronco’s senior secured credit facility. In conjunction with Bronco’s strategic divestiture of certain drilling rigs that were not suited to horizontal drilling in domestic shale plays, Bronco intended to acquire or construct advanced drilling rigs. To support those efforts, Bronco sought to improve the terms and availability of borrowings under its senior credit facility, first by approaching its existing lender and subsequently by approaching various commercial banks. Ultimately these efforts proved unsuccessful.

On November 23, 2010, Mr. McClendon called Mr. Harrison, stating that Chesapeake would be interested, in acquiring Bronco for approximately $200 million in cash, representing approximately $6.75 per Share in cash, a 36% premium to the closing price of $4.96 per Share on the previous trading day. Mr. Harrison indicated that he would discuss the matter with the Bronco Board.

Later the same day, a special meeting of the Bronco Board was convened to discuss Chesapeake’s proposal. Mr. Harrison advised the board, among other things, that Company A had expressed interest in a potential acquisition of Bronco in a transaction involving stock of Company A at a potential premium of no more than 15% over the current trading price of Bronco’s common stock, but he advised the Bronco Board that there had been no recent progress in those discussions. Mr. Harrison also advised the board regarding his earlier discussion with Mr. McClendon and Chesapeake’s interest in pursuing an all cash acquisition of Bronco for approximately $200 million, or $6.75 per Share. Among other things, Mr. Treadwell provided an overview of the Bronco Board’s fiduciary duties under the circumstances and outlined Bronco’s potential alternatives to a negotiated transaction with Chesapeake.

In considering the potential transactions with Chesapeake and Company A, the Bronco Board discussed, among other things, the prospects for improving Chesapeake’s proposal and Company A’s expression of interest and soliciting a superior proposal from any third party. The Bronco Board considered the risks to Bronco’s business, including the potential loss of its employees and customers, in the event of a prolonged effort to market Bronco or extended negotiations with any potential acquirer. The Bronco Board reviewed the two-year financial projections for Bronco prepared by management and the assumptions underlying the projections and risks associated therewith, the value of Bronco and the risks associated with Bronco’s efforts to execute its business plan. After an executive session of the independent directors of Bronco, the Bronco Board directed Mr. Harrison to request a written offer letter from Chesapeake that could properly be considered by the board.

On November 26, 2010, Mr. Harrison reiterated his request that Mr. McClendon formalize Chesapeake’s proposal in a letter, while indicating that he did not believe that $6.75 per Share would be sufficient to gain the Bronco Board’s support. The same day, Mr. Harrison received a letter from Mr. McClendon affirming Chesapeake’s interest in acquiring Bronco in an all cash transaction valued at $6.75 per Share, subject only to the completion of customary due diligence and the negotiation of mutually acceptable definitive documentation. In the letter, Mr. McClendon requested a response by 5:00 pm, Central Time, December 3, 2010.

On November 28, 2010, a special meeting of the Bronco Board convened to discuss the offer letter from Chesapeake. Mr. Treadwell provided, among other things, an overview for the Bronco Board of its fiduciary duties under the circumstances and asked the board members whether they were financially interested in a transaction involving Chesapeake and/or not independent with respect to it. No such interest or conflict was noted, other than it was understood that restricted stock awards that directors received as part of their standard director compensation might vest on an accelerated basis and the change of control provisions in Mr. Harrison’s employment agreement would be triggered by the closing of the proposed transaction. Mr. Harrison advised the board regarding his previous discussion with Mr. McClendon, and Mr. Porter provided the board with an overview of the financial position of Bronco, during and after which discussion ensued regarding the value of Bronco’s assets and business, drilling contract durations and day rates, expectations of customers, and management’s financial projections for Bronco. The discussion also involved micro and macro economic trends affecting Bronco and its industry, current and anticipated oil and gas prices and other effects on demand for drilling rigs, including potential federal and state regulation of hydraulic fracturing, and the risks of executing Bronco’s business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program, and Bronco’s ability to secure drilling contracts. Bronco’s board and management again discussed the risks to Bronco’s business in pursuing a transaction and in expanding discussions to involve additional parties for similar sorts of transactions.

The Bronco Board discussed and ultimately determined to retain Johnson Rice & Company L.L.C. (“Johnson Rice”) to act as Bronco’s financial advisor to assist in negotiating a higher price and providing a fairness opinion in the event those efforts proved successful.

In executive session, the independent members of the Bronco Board discussed Chesapeake’s proposal and Bronco’s financial prospects. After discussion, the Bronco Board directed Mr. Harrison to contact Mr. McClendon to obtain additional detail on the proposed transaction, including any remaining diligence matters and the proposed structure of the transaction, authorized the engagement of Thompson & Knight as legal counsel with respect to the transaction, and directed management to work with Johnson Rice to provide the board with certain additional information and analyses regarding the value of Bronco.

On November 29, 2010, Mr. Harrison met with Mr. McClendon and advised him that the Bronco Board had been apprised of the proposal letter and was in the process of considering it, and that he expected a response prior to the deadline contained in Mr. McClendon’s letter. Later that day, a special meeting of the Bronco Board was convened to update the Bronco Board on the status of discussions to date and to provide the board with the additional information and analyses requested previously.

On December 1, 2010, a special meeting of the Bronco Board was convened. Also attending were a representative of Thompson & Knight and representatives of Johnson Rice. Earlier, copies of a memorandum summarizing the fiduciary duties of the board in considering a potential business combination had been distributed to each member of the Bronco Board, which the representative of Thompson & Knight reviewed with the board. A representative of Johnson Rice then reviewed Johnson Rice’s preliminary financial analysis of Chesapeake’s proposal, which included an overview of Bronco’s peer companies and comparable companies trading multiple analysis, comparable company enterprise value to drilling rigs and rig horsepower analyses, and comparable transaction analysis based upon adjusted enterprise value to forward EBITDA multiples for the oil field services industry and drilling companies, as well as transaction premium and discount analysis relative to historical stock trading prices. Throughout this presentation, the Bronco Board asked questions regarding, and discussed, Johnson Rice’s analyses and questioned management about the assumptions it utilized in developing its financial projections for 2011 and 2012.

The Bronco Board also questioned management and Johnson Rice regarding the possibility of other potential transactions. Management and Johnson Rice then reviewed prior discussions and negotiations that had occurred with a variety of potential strategic and financial buyers, none of which had progressed beyond preliminary discussions. Both management and Johnson Rice advised the Bronco Board that, based on their knowledge of the industry, Bronco’s peers and financial investors, they did not believe it likely that a strategic or financial buyer would emerge with an interest in a business combination transaction with Bronco at a premium in excess of that offered by Chesapeake, in conjunction with which Johnson Rice outlined its views as to the strategic considerations that prompted Chesapeake’s interest in Bronco.

The Bronco Board again discussed the risks and timing associated with executing Bronco’s business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program, and Bronco’s ability to secure drilling contracts. The Bronco Board considered the adequacy of the proposed transaction price of $6.75 per Share in cash and the risk that Chesapeake would walk away if the Bronco Board attempted to negotiate a higher price.

After an executive session of Bronco’s independent directors, the Bronco Board directed Mr. Harrison to attempt to improve the price offered by Chesapeake, while allowing him the latitude to negotiate the best price he could obtain without unduly jeopardizing Chesapeake’s interest in pursuing the proposed transaction with Bronco. The closing price of Bronco’s common stock that day was $4.83 per share.

On December 2, 2010, Mr. Harrison informed Mr. McClendon that Bronco might be interested in a transaction with Chesapeake if Chesapeake’s offer were improved to $7.50 per Share, a 55% premium to the closing price of Bronco’s common stock of $4.83 per share the previous day. Mr. McClendon stated that he considered that a rejection of Chesapeake’s offer.

On December 6, 2010, Mr. Harrison received a letter from Mr. McClendon withdrawing Chesapeake’s proposal letter dated November 26, 2010, stating that Chesapeake might be interested in revisiting a potential transaction with Bronco after year-end. The parties had no further discussions regarding a potential transaction until March 27, 2011.

Prior to and subsequent to Chesapeake’s termination of discussions, Johnson Rice initiated conversations with several industry participants to assess their interest in engaging in a strategic transaction with Bronco. None of these conversations progressed beyond a preliminary stage, primarily because the implied cost of Bronco’s drilling rigs, based upon Bronco’s current trading multiples as compared to its peer group, was higher than these parties were prepared to pay.

Commencing in mid-2010 and continuing into 2011, Bronco pursued a strategy to improve its financial condition and lower its indebtedness by disposing of non-core businesses and assets, as well as drilling rigs that were not well suited to drilling horizontal wells in domestic shale plays. To that end, in mid-2010, Bronco sold the assets comprising its trucking business, and in late 2010 it sold at auction substantially all of the assets constituting its well servicing business, as well as two complete drilling rigs and components comprising four other drilling rigs and ancillary equipment. From late 2010 to February 2011, Bronco sold or had entered into agreements to sell 15 additional drilling rigs and ancillary equipment, reducing its total number of rigs to 22 at the end of February 2011. Proceeds from the rig sales were principally used to pay down the balance on Bronco’s senior credit facility. That facility initially provided for revolving advances of up to $75.0 million and the borrowing base under the senior credit facility was initially $75.0 million. However, in recognition of the reduced collateral base resulting from these sales, on February 9, 2011, Bronco and the lender amended the senior credit facility to reduce the lender’s commitment to $45.0 million.

In late 2010 and early 2011, Bronco’s management began to explore the potential for an equity offering to further improve Bronco’s finances and provide funding for its new build rig program. However, Bronco’s ability to issue shares of common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for shares of common stock) at a consideration per share that is less than 95% of the market price of Bronco’s common stock is limited by the terms of a warrant issued in conjunction with Bronco’s entry into the senior credit facility, and the holder of the warrant declined Bronco’s requests for a waiver of this provision, as a consequence of which Bronco’s management ultimately determined that it was impracticable to move forward with an equity offering.

On March 27, 2011, Mr. Harrison contacted Mr. McClendon to arrange a meeting at Chesapeake’s offices on the evening of March 27, 2011, to determine whether it made sense for the parties to revisit a potential transaction. At the meeting, Messrs. McClendon and Harrison were joined by Mr. Dell’Osso. At the conclusion of the meeting, the parties agreed to consider future discussions regarding a potential transaction without committing to a specific meeting date or schedule.

On March 30, 2011, a representative of Jefferies contacted Mr. Graves and requested updated financial information for Bronco, and later that day Johnson Rice supplied Jefferies with the requested information.

On March 31, 2011, Mr. Lemmerman requested updated operating information for Bronco, including information regarding Bronco’s drilling fleet and its announced new-build program.

From March 31, 2011 through April 11, 2011, Jefferies requested from Johnson Rice certain additional financial and operating data for Bronco, which was supplied by Johnson Rice and Bronco’s management.

On April 4, 2011, Mr. Harrison received a letter from Mr. McClendon indicating that Chesapeake remained interested in a potential acquisition of Bronco and that, based upon the increase in Bronco’s share price since Chesapeake’s initial proposal, it had revisited its valuation metrics and was prepared to offer $11.00 per Share in cash, representing an approximate 14% premium to the thirty day average market price of Bronco’s common stock and a 45% premium to the ninety day average price. The letter indicated that the proposal was subject only to the completion of customary due diligence and the negotiation and execution of mutually acceptable definitive documentation. The same day, Messrs. Harrison and McClendon discussed Chesapeake’s proposal, during which Mr. Harrison requested that Chesapeake increase the price it had offered for Bronco, to which Mr. McClendon responded that Chesapeake was not willing to increase its offer. After discussion, Mr. McClendon advised that Chesapeake would require tender support agreements from Bronco’s two largest stockholders as a condition to the transaction.

On April 5, 2011, a special meeting of the Bronco Board was convened. Also attending were a representative of Thompson & Knight and representatives of Johnson Rice. Earlier, copies of the previously distributed memorandum summarizing the fiduciary duties of the board in considering a potential business combination were again distributed to each member of the Bronco Board. The representative of Thompson & Knight again reviewed the fiduciary duties of the board with the members of the Bronco Board and confirmed again that none of the directors were financially interested in a transaction involving Chesapeake and/or not independent with respect to it. No new interest or conflict was noted beyond those acknowledged at the board meeting held November 28, 2010.

The Bronco Board reviewed with management and Johnson Rice the possibility of other potential transactions. Management and Johnson Rice reviewed potential strategic buyers as well as discussions that had occurred with potential strategic and financial buyers, up to and including informal discussions within the last few weeks and months. None of these conversations had progressed beyond preliminary discussions, and because these parties were not interested in transactions at lower relative valuations for Bronco, management and Johnson Rice expressed their opinion that it was unlikely that strategic or financial buyers would emerge with an interest in a business combination transaction with Bronco at a premium in excess of that offered by Chesapeake. The Bronco Board discussed the Company’s prospects if it were to remain independent and the risks and timing associated with executing its business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program, and Bronco’s ability to secure drilling contracts. The Bronco Board and management discussed the risks to Bronco’s business in pursuing a transaction and in expanding discussions to involve additional parties to seek a superior transaction.

At the meeting, a representative of Johnson Rice then reviewed its updated preliminary financial analysis of Chesapeake’s proposal, which included updated analyses from those contained in Johnson Rice’s presentation on December 1, 2010, as well as a comparison of the returns on $100 invested in land drilling companies over the past twelve months. Throughout this presentation, the Bronco Board asked questions regarding and discussed these analyses and questioned management about the assumptions it utilized in developing its financial projections for 2011 and 2012. Considerable attention was paid to the fact that the trading price of the Company’s common stock that day was $11.19 per Share, down from $11.34 per Share the day before and, in any event, higher than the proposed Chesapeake offer price. The Bronco Board requested information from management and Johnson Rice regarding, and discussed the factors influencing, the trading price of Bronco’s common stock. The Bronco Board was advised that Bronco’s stock price was trading substantially above its historical and peer company averages on various metrics and that over time it was expected to return to historical multiples.

The Bronco Board considered the adequacy of the proposed transaction price of $11.00 per share in cash and the risk that Chesapeake would terminate discussions rather than negotiate a higher price. The board inquired about contractual provisions that could be included in any potential definitive documentation that might permit Bronco to solicit or pursue an unsolicited offer from a third party in the event it was superior to Chesapeake’s offer.

Following an executive session of the independent members of the Bronco Board, the board directed Mr. Harrison to communicate to Mr. McClendon that it was interested in a potential transaction with Chesapeake but at a higher price. The board authorized Mr. Harrison to move forward with the exchange of draft documentation for the transaction while price discussions were pending, and authorized management to determine whether Bronco’s two largest stockholders would enter into tender support agreements required by Chesapeake. The board established a negotiating committee composed of Messrs. House and Snipes to facilitate rapid negotiations with Chesapeake as to the terms of definitive documentation should negotiations progress.

On April 7, 2011, Messrs. Harrison and Graves met with Mr. McClendon at Chesapeake’s offices in Oklahoma City, Oklahoma and requested that Chesapeake improve its offer relative to the recent trading price of Bronco’s common stock, which earlier in the week had closed higher than Chesapeake’s offer. Mr. McClendon responded that Chesapeake was not willing to increase the price that it had offered. The parties agreed to progress with the production and negotiation of definitive documentation for the proposed transaction pending further deliberations regarding price.

On April 8, 2011, Mr. McClendon notified Mr. Harrison that a draft merger agreement would be available by the evening of April 10th, at the earliest. Mr. Harrison again requested that Chesapeake consider increasing the price that it had offered for Bronco, and Mr. McClendon again indicated that Chesapeake was unwilling to do so, and that $11.00 per Share was its final price. On April 8, 2011, the closing price of Bronco’s common stock had fallen to $10.40 per Share.

On April 10, 2011, Mr. McClendon forwarded a draft merger agreement to Mr. Harrison. The draft merger agreement contemplated, among other things, a two-step transaction in which Chesapeake would commence a tender offer for all of the outstanding Bronco shares, followed by a merger in which all remaining stockholders of Bronco (other than any Bronco shares held by Chesapeake, Purchaser, Bronco or any wholly owned subsidiary of Bronco or Chesapeake, and any Bronco shares held by stockholders who validly exercise their appraisal rights in connection with the merger) would receive the same consideration as paid in the tender offer. The tender price and the merger consideration, although not reflected in the draft merger agreement, were at Chesapeake’s offer price of $11.00 per Bronco share, without interest. The conditions to the proposed transaction in the draft merger agreement also contemplated the receipt of executed tender offer support agreements from Bronco’s two largest stockholders, Third Avenue Management LLC (“Third Avenue”), on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria”) and Carso Infraestructura y Construcción, S.A.B. de C.V. (“Carso”), regarding shares that they beneficially owned and that constituted, in the aggregate, approximately 32% of Bronco’s common stock.

On April 12, 2011, a special meeting of the Bronco Board was convened. Also attending were a representative of Thompson & Knight, a representative of Richards Layton & Finger, P.A., special Delaware counsel to Bronco (“Richards Layton”), and representatives of Johnson Rice. Earlier, the Bronco Board had been provided with memoranda summarizing the structure of the proposed transaction and material terms of the merger agreement. The representative of Thompson & Knight reviewed these summaries and the terms of the draft merger agreement with the Bronco Board, with particular focus on the provisions in the draft merger agreement that limited Bronco’s ability to solicit alternative proposals, respond to unsolicited proposals, allowed the Bronco Board to change its recommendation in favor of the proposed transaction or terminate the merger agreement. Representatives of Thompson & Knight and Richards Layton responded to questions from the Bronco Board regarding the proposed terms of the transaction, the provisions of the merger agreement and the board’s fiduciary duties under the circumstances. The Bronco Board and its legal advisors discussed various proposals to modify the provisions of the proposed merger agreement in a manner that would provide greater flexibility to

Bronco to solicit a superior proposal, respond to an unsolicited proposal and terminate the merger agreement in the event that it received a superior proposal, as well as modifications to other provisions of the merger agreement that would make it more difficult for Chesapeake to terminate the merger agreement on the basis of certain events.

Specifically to ensure that the negotiation of the merger agreement with Chesapeake would not foreclose the possibility of achieving even greater value for Bronco’s stockholders, the Bronco Board instructed Bronco’s management and legal counsel to seek a provision allowing Bronco a reasonable period to solicit competing proposals from third parties and to permit Bronco to terminate the agreement to accept a superior proposal, subject to payment of an appropriate break-up fee.

Also on April 12, 2011, Johnson Rice contacted Jefferies and asked that it communicate to Chesapeake that it consider increasing its offer for Bronco to $11.50 per Share. On April 12, 2011, representatives of each of Third Avenue and Inmobiliaria indicated to Bronco that each of such stockholder would be willing to support a potential transaction with Chesapeake at an offer price of $11.00 per Share, without interest, subject to the negotiation of acceptable documentation. Bronco conveyed this willingness to Chesapeake and requested that draft tender support agreements be provided to Bronco.

In the afternoon of April 12, 2011, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), as counsel to Chesapeake, delivered a draft tender support agreement to Bronco. The draft tender support agreement contemplated, among other things, subject to limited specified exceptions, that the stockholder executing the tender support agreement would tender into the Offer, and not withdraw, all outstanding shares beneficially owned by them as of the date of the tender support agreement or acquired by them after such date. In addition, the tender support agreement also contemplated that the stockholder executing the tender support agreement would, subject to certain exceptions, vote their Shares in favor of the merger and to refrain from disposing of its Shares and soliciting alternative acquisition proposals to the merger. Bronco transmitted the draft tender support agreement to each of Third Avenue and Inmobiliaria.

In the morning of April 13, 2011, representatives of Chesapeake and Bronco, together with their respective financial and legal advisors, held a telephonic conference to discuss certain aspects of the draft merger agreement, including Bronco’s request that (1) the merger agreement include a “go shop” provision allowing Bronco to seek alternative takeover proposals after the execution of the proposed merger agreement, (2) the termination fee payable by Bronco under the circumstances set forth in the merger agreement be lowered to 3% from 4.75% of the equity value of Bronco (as proposed by Chesapeake) and (3) the “tail” period during which the termination fee is payable by Bronco if an alternative transaction is entered into during such period be shortened to 9 months from 18 months from the termination of the merger agreement (as proposed by Chesapeake). In response, Chesapeake indicated that it was willing to lower the termination fee to 4% of the equity value of Bronco and to shorten the “tail” period to 15 months from the termination of the merger agreement. Later that evening, Thompson & Knight delivered a revised version of the merger agreement to Wachtell Lipton that incorporated the items discussed on the earlier conference call, as well as a draft of the disclosure schedules to the merger agreement that had been prepared by Bronco. Negotiations between Chesapeake and Bronco, and their respective counsel, regarding the merger agreement continued until it was agreed upon through the execution of the merger agreement on April 14, 2011. During this period, simultaneous negotiations were ongoing regarding the terms of the tender support agreements.

Also on April 13, 2011, Messrs. Graves and Porter met with Messrs. Dell’Osso and Lemmerman to discuss various operational matters affecting Bronco that were reflected in the disclosure schedules delivered to Chesapeake the previous day. Later, they were joined by members of Chesapeake’s human resources department and discussed the compensation and benefits received by Bronco’s field employees and related matters. The same day, Jefferies responded to Johnson Rice that Chesapeake had responded that $11.00 per Share was Chesapeake’s final and best offer. The closing price of Bronco’s common stock on that day was $9.65 per share.

In the early morning of April 14, 2011, Wachtell Lipton provided a revised draft of the merger agreement to Thompson & Knight. The revised draft of the merger agreement contemplated a termination fee of 3.85% of the equity value of Bronco and a “tail” period of 15 months from the termination of the merger agreement. In addition, in response to comments from Thompson & Knight, it also included more permissive language relating to the ability of the Bronco Board to take certain actions in response to an unsolicited alternative takeover proposal.

Later in the morning of April 14, 2011, representatives of Bronco contacted representatives of Chesapeake to request that the termination fee be further lowered to 3.5% of the equity value of Bronco and that the “tail” period be shorted to 12 months from the termination of the merger agreement. Bronco and Chesapeake then held a telephonic conference, together with their respective financial and legal advisors, during which Chesapeake and Bronco agreed to a termination fee of 3.85% of the equity value of Bronco and a “tail” period of 12 months after termination of the merger agreement.

Also in the afternoon on April 14, 2010, a special meeting of the Bronco Board was convened. Also attending were a representative of Thompson & Knight, a representative of Richards Layton and representatives of Johnson Rice. The representative of Thompson & Knight reviewed the negotiated terms of the merger agreement with the board, with particular focus on the provisions that limited Bronco’s ability to solicit alternative proposals, respond to unsolicited proposals, change its recommendation in favor of the proposed transaction and terminate the merger agreement. Representatives of Johnson Rice then reviewed with the board their fairness opinion analysis, which included updated analyses presented previously, as well as discounted cash flow analyses. Upon completion of the discussion, representatives of Johnson Rice delivered Johnson Rice’s oral opinion, which was subsequently confirmed in writing, that subject to specified assumptions and limitations, the consideration to be received by the holders of Bronco common stock in the transaction was fair, from a financial point of view, to such stockholders (other than dissenting stockholders and Bronco, Chesapeake, and their respective subsidiaries). The full text of Johnson Rice’s written fairness opinion is set forth in Annex II and should be read carefully in its entirety in conjunction with the description set forth in “(iv) Opinion of Johnson Rice” below.

With the benefit of the foregoing presentation and advice, and based on its review of all the relevant factors, including, without limitation, the terms of the Merger Agreement, the business prospects of, and alternatives available to, Bronco, and the fairness opinion of Johnson Rice, the Bronco Board unanimously approved the Merger Agreement in all respects, determined that the Merger Agreement, the Offer, the Merger and other transactions contemplated in the Merger Agreement were fair to, advisable and in the best interests of Bronco and its stockholders, recommended that the stockholders of Bronco accept the offer and tender their shares of Bronco common stock pursuant to the offer and recommended that the stockholders of Bronco adopt the Merger Agreement, to the extent such adoption might be required by applicable law.

During the evening of April 14, 2011, the Merger Agreement was executed by officers of Chesapeake and Bronco, and, Third Avenue, Inmobiliaria and Carso each executed tender support agreements (the “Tender Support Agreements”) in which they agreed, among other things, to tender all of the shares of Bronco common stock beneficially owned by them or over which they otherwise have dispositive power to Chesapeake in the tender offer contemplated in the Merger Agreement.

On April 15, 2011, before the opening of trading in their respective stocks, Chesapeake issued a press release publicly announcing the execution of the Merger Agreement with Bronco and the execution of the Tender Support Agreements by Third Avenue and Carso. A copy of the press release has been filed as Exhibit (a)(1)(G) and is incorporated herein by reference.

Since the announcement of the proposed Transactions, seven putative class action lawsuits have been filed by purported stockholders of the Company. See “Item 8. Additional Information—Legal Proceedings” for additional information concerning these lawsuits.

On April 26, 2011, Purchaser commenced the Offer.

(ii) Reasons for Recommendation

On April 14, 2011, the Bronco Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement.

The Bronco Board considered numerous factors, including the following factors, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Company’s stockholders:

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Premium to Market Price. The Bronco Board reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Bronco Board noted that the $11.00 price to be paid for each Share in the Offer and the Merger represented a 6% premium over the then most current closing price prior to the approval of the Merger by the Bronco Board, a 14% premium over the closing price 30 trading days prior to the approval of the merger, a 69% premium over the closing price 60 trading days prior to the approval of the merger, and a 120% premium over the closing price 90 trading days prior to the approval of the merger.

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The Company’s Business and Financial Condition and Prospects. The Bronco Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the relative certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010) in a cyclical industry and highly volatile and unpredictable financial environment.

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Review of Potential Acquirers and Other Strategic Alternatives. The Bronco Board’s belief, after a thorough, independent review of potential acquirers and discussions with the Company’s management and advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent Company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

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Risks of Remaining Independent. The Bronco Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent public company and pursuing the Company’s strategic plan in the cyclical and highly competitive land drilling industry where competitors are actively adding additional capacity.

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Negotiations with Parent. The course of negotiations between the Company and Parent, resulting in an offer price increase totaling $4.25, or 63%, in the price per Share offered by Parent, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Bronco Board’s belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

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Likelihood of Completion. The belief of the Bronco Board that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition or any condition requiring third party consents, Parent’s representation that it has sufficient financial resources to pay the aggregate Offer Price and the Merger Consideration, the limited number of conditions to the Offer and Merger, and the Tender Support Agreements entered into by certain stockholders of the Company that beneficially own approximately 32% of the outstanding Shares.

•	Johnson Rice’s Opinion. The opinion of Johnson Rice, dated April 14, 2011 and based upon and subject to the various assumptions and limitations set forth in such opinion, that, as of the date of such opinion, the consideration to be received by the stockholders of the Company as set forth in the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders (other than dissenting stockholders and Bronco, Chesapeake, and their respective subsidiaries).

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Tender Offer Structure. The fact that the transaction is structured as a tender offer, with cash consideration delivered to the Company’s stockholders promptly upon closing of the tender offer, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will also receive the Offer Price.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders.

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Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, bona fide written proposal for a business combination from a third party prior to the Acceptance Time.

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Board of Directors’ Ability to Withdraw or Change its Recommendation. The Bronco Board’s ability under the Merger Agreement, to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of $13.0 million and reimbursement of expenses up to $1.5 million.

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Reasonableness of Termination Fee. The termination fee and expense reimbursement payable by the Company to Parent in the event of certain termination events under the Merger Agreement and the Bronco Board’s’ determination that the termination fee and expense reimbursement are within the customary range of termination fees and expense reimbursement obligations for transactions of this type.

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Availability of Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek judicial determination of the fair value of their Shares as determined by the Delaware Court of Chancery.

In the course of its deliberations, the Bronco Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the Transactions, including:

•	the restrictions that the Merger Agreement imposes on soliciting competing proposals;

•	the limitations that the Merger Agreement imposes on terminating the Merger Agreement to pursue a superior proposal;

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the fact that the Company must pay Parent a termination fee of $13.0 million plus reimbursement of expenses of up to $1.5 million if the Bronco Board subsequently changes its recommendation to Bronco stockholders in a manner that is adverse to Chesapeake or if the Company terminates the Merger Agreement to enter into definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), subject to the terms of the Merger Agreement;

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the possibility that the termination fee and expense reimbursement payable by the Company to Parent may discourage other potential bidders and, if the Merger Agreement is terminated and the Offer is not completed, limit the Company’s ability to engage in another transaction for up to 12 months following the termination date;

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the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

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the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its existing business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

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the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders, as more fully described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements”); and

•

the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. federal income tax purposes and that the tendering of Shares in the Offer would eliminate the opportunity for stockholders to participate in the future growth and earnings of Bronco.

The foregoing discussion of the factors considered by the Bronco Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Bronco Board. After considering these factors, the Bronco Board concluded that the positive factors relating to the Merger Agreement and the Transactions outweighed these risks and countervailing factors.

(iii) Financial Projections

The Company’s management prepares projections of its expected financial performance as part of its ongoing management of the business. These projections were made available to Parent, its financial advisors and to Johnson Rice for its review and analysis in connection with its fairness opinion and used by the Bronco Board in connection with its review of strategic alternatives.

The information set forth below, is included solely to give the Company’s stockholders access to the financial projections that were made available to Parent and Johnson Rice, and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect numerous estimates and assumptions made by Bronco with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, such as day rates, rig utilization, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond the Company’s control. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of the Company’s industry and based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and in the Company’s other filings with the SEC. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company, Parent, Johnson Rice or anyone who received the projections then considered, or now considers, the projections to be a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Parent, or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below. None of the Company, Parent, Johnson Rice or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The financial projections included the following estimates of the Company’s future financial performance:

	Projected Fiscal Year Ending December 31,
	2011E	2012E
	($ in thousands, except per share data)
Revenues	$151,321	$176,499
Net Income	$12,589	$25,121
Fully Diluted Earnings per Share	$0.45	$0.88

Operating Income	$20,216	$39,601
Less: Taxes	—	—
Plus: Depreciation	21,162	21,552
Less: Capital Expenditures	52,653	13,269
Less: Changes in Working Capital	1,312	7,554

Free Cash Flow (1)	$(12,587)	$40,330

EBITDA (2)	$41,202	$61,953

(1)	Free Cash Flow is not a measurement under generally accepted accounting principles in the U.S. (“GAAP”) and may differ from non-GAAP measures used by other companies. Free Cash Flow represents cash flow from operations plus depreciation minus taxes and capital expenditures and adjusting for any changes in working capital, as presented above.
(2)	EBITDA is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. Management believes that using EBITDA as a metric can enhance an overall understanding of the Company’s expected financial performance from ongoing operations, and EBITDA was used by management for that purpose. EBITDA represents net income before interest expense, income tax, and depreciation, depletion and amortization. The following table reconciles projected EBITDA to projected net income for the future periods presented:

	Projected Fiscal Year Ending December 31,
	2011E	2012E
Net Income	$12,589	$25,121
Depreciation Expense	21,162	21,552
Interest Expense	215	208
Tax Expense	7,236	15,072

EBITDA	$41,202	$61,953

(iv) Opinion of Johnson Rice

Opinion of Johnson Rice

The Company retained Johnson Rice to act as the financial advisor to the Bronco Board in connection with the Offer and Merger. Johnson Rice is an internationally recognized investment banking firm that specializes in the energy industry and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, initial public offerings, secondary distributions of listed and unlisted securities and private placements. The Company selected Johnson Rice to act as the Bronco Board’s financial advisor in connection with the Offer and Merger on the basis of Johnson Rice’s experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business.

On April 14, 2011, Johnson Rice delivered to the Bronco Board a written opinion to the effect that, based on and subject to various assumptions and limitations described in its opinion, as of April 14, 2011, the $11.00 per Share in cash to be received by the stockholders of the Company as set forth in the Merger Agreement (other than dissenting stockholders and the Company, Parent and their respective subsidiaries) is fair, from a financial point of view, to such stockholders.

The full text of Johnson Rice’s written opinion to the Bronco Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II hereto and is incorporated by reference herein in its entirety. The following summary of Johnson Rice’s opinion is qualified in its entirety by reference to the full text of the opinion. Johnson Rice delivered its opinion to the Bronco Board for the benefit and use of the Bronco Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. Johnson Rice’s opinion does not address any other aspect of the Offer and Merger and does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should tender such stockholder’s Shares or how to vote or act in connection with the proposed Offer and Merger.

In connection with rendering its opinion, Johnson Rice, among other things:

•	reviewed and analyzed the draft Merger Agreement dated as of April 14, 2011;

•

reviewed and analyzed the draft Tender Support Agreements dated as of April 14, 2011 to be entered into by certain stockholders of the Company holding in the aggregate approximately 32% of the outstanding Shares;

•

reviewed and analyzed the financial statements and other publicly available information concerning the Company, including the Company’s Annual Reports on Form 10-K for each of the years in the three-year period ended December 31, 2010; the Company’s Quarterly Reports on Form 10-Q for each of the quarters in the three-year period ended September 30, 2010; the Company’s Current Reports on Form 8-K filed over the preceding two years; the Company’s definitive Proxy Statement on Schedule 14A filed on November 4, 2010; and the Company’s Form S-3 filed on May 22, 2007;

•

reviewed and analyzed the Company’s preliminary financial and operating results and preliminary financial statements with respect to the quarter ended March 31, 2011 prepared by management of the Company;

•

reviewed and analyzed certain other internal information, primarily financial in nature, which was provided to Johnson Rice by the Company, relating to the Company, including internal financial forecasts prepared by management of the Company;

•	reviewed and analyzed certain publicly available information concerning the trading of, and the trading market for, the Shares;

•

reviewed and analyzed certain publicly available information with respect to certain other companies that Johnson Rice believed to be comparable to the Company and the trading markets for certain of such companies’ securities;

•

reviewed and analyzed certain publicly available information concerning the estimates of the future operating and financial performance of the Company and the comparable companies prepared by industry experts unaffiliated with the Company;

•	reviewed and analyzed certain publicly available information concerning the nature and terms of certain other transactions considered relevant to Johnson Rice’s analysis;

•	met with certain officers and employees of the Company to discuss the foregoing and other matters that Johnson Rice believed relevant to its analysis; and

•	considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria that Johnson Rice deemed relevant.

In arriving at its opinion, Johnson Rice did not independently verify (and did not assume any responsibility or liability for independently verifying) any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, the Company’s management informed Johnson Rice, and Johnson Rice assumed, that such financial forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Johnson Rice also assumed that the final/execution versions of the transaction documents, including the Merger Agreement and the Tender Support Agreements, would be substantially the same as the drafts of such documents that Johnson Rice reviewed and that the Offer and the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Johnson Rice also assumed that the representations and warranties made by the Company and Parent in the transaction documents, including the Merger Agreement and the Tender Support Agreements are and will be true and correct in all respects material to its analysis. Johnson Rice also assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger Agreement, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the receipt of the Offer Price by the stockholders of the Company. Johnson Rice is not a legal, tax or regulatory advisor and has relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. Johnson Rice did not perform any tax analysis, nor was Johnson Rice furnished with any such analysis. Johnson Rice did not conduct, and was not provided with any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters.

In conducting its analysis and arriving at its opinion, Johnson Rice considered such financial and other factors as Johnson Rice deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Shares and for the equity securities of certain other companies believed to be comparable to the Company; and (iv) the nature and terms of certain other acquisition transactions that Johnson Rice believes to be relevant, including premiums paid, if any, in such other acquisition transactions. Johnson Rice also took into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities’ valuation generally. Johnson Rice’s opinion necessarily is based upon conditions as they existed and could be evaluated on, and on the information made available at, April 14, 2011. Events occurring after such date may affect Johnson Rice’s opinion and the assumptions used in preparing it, and Johnson Rice does not assume any obligation to update, revise or reaffirm its opinion.

Johnson Rice’s opinion is for the information of the Bronco Board only. Johnson Rice’s opinion does not address the Company’s underlying business decision to pursue the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might exist for the Company. Johnson Rice’s opinion does not constitute a recommendation as to whether any holder of the Shares should tender such shares pursuant to the Offer or how any holder of the Shares should vote on the Merger or any matter relating thereto. In addition, Johnson Rice was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of the Shares (other than with respect to dissenting Shares and Shares held by the Company, Parent and their respective subsidiaries). Johnson Rice expressed no opinion as to the price at which the Shares will trade at any time. Johnson Rice did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the consideration to be received by holders of the Shares. Johnson Rice’s opinion was authorized by the Fairness Committee of Johnson Rice.

The following represents a brief summary of the material financial analyses presented by Johnson Rice to the Bronco Board in connection with its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Johnson Rice. The order of analyses described does not represent relative importance or weight given to those analyses by Johnson Rice. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Johnson Rice’s financial analyses. Considering the summary data and tables alone without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Johnson Rice. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 14, 2011 and is not necessarily indicative of current market conditions.

Company Financial Analysis. Johnson Rice reviewed the Company’s historical and projected financial performance including the Company’s historical balance sheets, historical free cash flow results, historical return on capital, and historical and projected revenue, EBITDA, cash flow per share and diluted earnings per share.

Selected Companies Analysis. Johnson Rice reviewed and compared certain financial information of the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the land drilling industry at the time of the analysis:

•	Helmerich & Payne, Inc.;

•	Patterson-UTI, Inc.;

•	Pioneer Drilling Company;

•	Precision Drilling Company;

•	Union Drilling, Inc.; and

•	Unit Corporation.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with business and market characteristics that, for purposes of analysis, may be considered similar to certain business and market characteristics of the Company.

Johnson Rice calculated and compared various financial multiples and ratios of the selected companies based on SEC filings by the respective companies and the mean of estimates of securities research analysts obtained from Capital IQ. The multiples and ratios of the Company were based on information from SEC filings and Capital IQ data. The multiples and ratios of the Company and of the selected companies were calculated using closing prices on April 14, 2011. Johnson Rice calculated the enterprise value of each company as the sum of the market value of its common equity, the book values of its preferred stock (where applicable), and debt minus cash and cash equivalents. Johnson Rice calculated the adjusted enterprise value by subtracting certain non-rig businesses from the enterprise value when analyzing adjusted enterprise value divided by total rigs and total rig horsepower. Total rigs and total rig horsepower were obtained from publicly available information for each selected company. The results of these analyses are summarized as follows:

	Range(1)	Mean(1)	Company at April 14, 2011 (Consensus)	Company at Offer ($11.00) (Consensus)
Ratio of Enterprise Value to:
2010 EBITDA	6.8-11.5x	9.4x	16.1x	17.2x
2011 EBITDA	5.2-7.3x	6.0x	8.1x	8.6x
2012 EBITDA	4.0-6.6x	5.2x	6.6x	7.1x

Ratio of Share Price to:
2010 Cash Flow Per Share	7.2-13.2x	10.0x	9.2x	9.8x
2011 Cash Flow Per Share	4.9-9.3x	6.5x	8.1x	8.6x
2012 Cash Flow Per Share	4.5-8.6x	5.8x	7.2x	7.6x

Adjusted Enterprise Value Divided By:
Total Rigs (millions)	$4.2-$24.4	$11.7	$13.9	$14.8
Total Horsepower (dollars)	$5,134-$17,585	$10,099	$11,162	$11,912

(1)	Excluding the Company.

Selected Transactions Analysis. Johnson Rice analyzed certain information relating to eight selected land drilling transactions since 2001. For each of the selected transactions and for the transaction contemplated by the Agreement and Plan of Merger, Johnson Rice calculated and compared the ratio of the transaction value to the projected forward annual EBITDA at the time of the transaction. The following table summarizes this analysis:

Ratio of Transaction Value to: Projected EBITDA
Mean	6.4x
Median	6.9x
Proposed Offer (Projected EBITDA multiples based on 2011 consensus estimates)	8.6x

Johnson Rice also analyzed certain information relating to 30 selected energy service transactions since 2001. For each of the selected transactions and for the transaction contemplated by the Agreement and Plan of Merger, Johnson Rice calculated and compared the ratio of the transaction value to the projected forward annual EBITDA at the time of the transaction. The following table summarizes this analysis:

Ratio of Transaction Value to: Projected EBITDA
Mean	6.4x
Median	6.0x
Proposed Offer (Projected EBITDA multiples based on 2011 consensus estimates)	8.6x

Discounted Cash Flow Analysis. Johnson Rice performed a discounted cash flow analysis on the Company for the projected years ended December 31, 2011 and 2012, and fiscal years 2013 through 2015. Johnson Rice considered three projection cases. Each case utilized management’s projections for the projected year ended December 31, 2011 and December 31, 2012, which included the addition of two new drilling rigs by year end 2011. The “base case” analysis reflects the following: (a) management projections for 2011 and 2012; (b) after 2012, daily operating margin and rig utilization is held constant through fiscal year 2015 at 2012 levels; and (c) after 2012, capital expenditures remain constant at a minimum maintenance level through 2015. The “high case” analysis reflects the following: (a) management projections for 2011 and 2012; (b) after 2012, daily operating margins are increased by 10% per year in 2013, 2014, and 2015, respectively and utilization is held constant at 95% through 2015; and (c) after 2012, capital expenditures remain constant at a minimum maintenance level through 2015. The “low case” analysis reflects the following: (a) management projections for 2011 and 2012; (b) after 2012, daily operating margins are decreased by 10% per year in 2013, 2014, and 2015, respectively and utilization is held constant at 85% through 2015; and (c) after 2012, capital expenditures remain constant at a minimum maintenance level through 2015.

Johnson Rice calculated illustrative implied present values of free cash flows for the projected years ended December 31, 2011 and 2012, and fiscal years 2013 through 2015, and illustrative implied terminal values, using the weighted average cost of capital calculated using information published on Bloomberg. Free cash flows were calculated by subtracting changes in working capital and capital expenditures from projected EBITDA in each of the periods. Johnson Rice calculated illustrative terminal values for the Company based on multiples ranging from 4.5x to 6.5x in each of the cases by a projected mid-cycle EBITDA and discounting that value back from 2015.

This analysis resulted in implied per share values ranging from $7.66—$9.21, in the “base case” scenario, $8.75—$10.30, in the “high case” scenario, and $6.30—$7.84, in the “low case” scenario.

Transaction Premium Analysis. Johnson Rice also analyzed the financial consideration to be received by the stockholders of the Company as set forth in the Merger Agreement in relation to the historical market closing prices of the Shares and the historical average market closing prices of the Shares over different time periods.

This analysis indicated that the price per Share to be paid to stockholders of the Company pursuant to the Merger Agreement represented:

•	A premium of 6% relative to the closing market price as of April 14, 2011;

•	A discount of 3% relative to the closing price 10-trading days prior to April 14, 2011;

•	A premium of 4% relative to the 10-trading day average market closing price through April 14, 2011;

•	A premium of 14% relative to the closing price 30-trading days prior to April 14, 2011;

•	A premium of 6% relative to the 30-trading day average market closing price through April 14, 2011;

•	A premium of 69% relative to the closing price 60-trading days prior to April 14, 2011;

•	A premium of 22% relative to the 60-trading day average market closing price through April 14, 2011;

•	A premium of 120% relative to the closing price 90-trading days prior to April 14, 2011;

•	A premium of 34% relative to the 90-trading day average market closing price through April 14, 2011;

•	A premium of 43% relative to the closing price year-to-date to April 14, 2011;

•	A premium of 27% relative to the year-to-date average market closing price through April 14, 2011;

•	A premium of 128% relative to the closing price one-year prior to April 14, 2011;

•	A premium of 96% relative to the one-year average market closing price through April 14, 2011;

•	A premium of 101% relative to the closing price two-years prior to April 14, 2011;

•	A premium of 102% relative to the two-year average market closing price through April 14, 2011;

•	A discount of 34% relative to the closing price three-years prior to April 14, 2011; and

•	A premium of 51% relative to the three-year average market closing price through April 14, 2011.

Johnson Rice also analyzed certain information relating to 12 selected public energy service transactions since 2003. For each of the selected transactions and for the transaction contemplated by the Agreement and Plan of Merger, Johnson Rice calculated and compared the type of consideration, transaction value and the premium or discount to the one, 30, 60, and 90-day closing price and trading day average closing market price. The proposed transaction premiums are based on Company market closing prices as of April 14, 2011. The following tables summarize this analysis:

Transactions Involving All Forms of Consideration

	Range	Mean	Median	Proposed Transaction
Premium/(Discount) to one-day closing market price	0-85%	24%	17%	6%
Premium to closing price 30-trading days prior	15-106%	33%	26%	14%
Premium to 30-trading day average closing market price	6-80%	27%	23%	6%
Premium to closing price 60-trading days prior	1-51%	30%	28%	69%
Premium to 60-trading day average closing market price	11-73%	29%	27%	22%
Premium to closing price 90-trading days prior	-5-83%	32%	28%	120%
Premium to 90-trading day average closing market price	13-45%	28%	27%	34%

Transactions Involving All Cash Consideration Only

	Range	Mean	Median	Proposed Transaction
Premium/(Discount) to one-day closing market price	0-21%	11%	11%	6%
Premium to closing price 30-trading days prior	22-35%	29%	29%	14%
Premium to 30-trading day average closing market price	16-24%	20%	20%	6%
Premium to closing price 60-trading days prior	46-50%	48%	48%	69%
Premium to 60-trading day average closing market price	25-33%	29%	29%	22%
Premium to closing price 90-trading days prior	41-65%	53%	53%	120%
Premium to 90-trading day average closing market price	30-39%	35%	35%	34%

Research Analyst Price Targets. Johnson Rice analyzed the 12-month price targets of the Company as determined by five research analysts. The offer value represents a 0% premium to the average undiscounted research analyst target price of the Company, a 11% premium to the present value of the average target price of the Company using a 10% discount rate and a 25% premium to the present value of the average target price of the Company using a 20% discount rate. One of the five undiscounted 12-month price targets was below the offer value and two of the five were at the offer value. The following table summarizes this analysis:

	Undiscounted	Discounted Price Target
	Price Target	10% Discount Rate	20% Discount Rate
Mean	$11.00	$9.90	$8.80
Median	$11.00	$9.90	$8.80

Relative Trading Analysis—Return on $100 Invested. Johnson Rice also analyzed historical relative trading performance of the Company’s common shares using the current value of $100 invested over different time periods compared to the Philadelphia Oil Service Sector Index (“OSX”) and the average of the land drilling peer group. The comparable company averages consisted of Helmerich & Payne, Inc., Patterson-UTI Energy, Inc., Pioneer Drilling Company, Precision Drilling Company, Union Drilling, Inc., and Unit Corporation. The following table summarizes this analysis based on prices as of April 14, 2011:

	OSX	Average of Peer Group	Company
Current Value as of April 14, 2011 of $100 Invested:
3-Months Prior	$110	$142	$160
6-Months Prior	$135	$185	$229
1-Year Prior	$131	$174	$215
2-Years Prior	$199	$272	$190

Other Analysis. Johnson Rice also analyzed market information that addressed various factors that affect the Company’s business. The analysis included a review of historical and projected worldwide and North American land drilling markets including historical and projected land drilling market share and capacity additions. Johnson Rice’s analysis also included credit profiles and EBITDA margins of companies in the land drilling sector, historical and projected U.S. drilling rig counts by type and by region, historical and forecasted natural gas prices, natural gas storage, production and consumption, crude oil prices, and recent and potential environmental regulations and legislation and its potential impact on the land drilling industry.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Johnson Rice to the Bronco Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by Johnson Rice in connection with its opinion. The presentation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial analysis is not readily susceptible to partial analysis or summary description. Johnson Rice believes that its analyses summarized above must be considered as a whole. Johnson Rice further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Johnson Rice’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Johnson Rice considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Parent. The estimates of the future performance of the Company in or underlying Johnson Rice’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Johnson Rice’s analyses. These analyses were prepared solely as part of Johnson Rice’s analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the Bronco Board in connection with the delivery of Johnson Rice’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Johnson Rice’s view of the actual values of the Company.

The type and amount of consideration payable in the Offer and Merger was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Bronco Board.

The decision to enter into the Merger Agreement was solely that of the Bronco Board. As described above, Johnson Rice’s opinion and analyses were only one of many factors considered by the Bronco Board in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Company’s board of directors or management with respect to the Offer and Merger or the Offer Price.

Pursuant to an engagement letter dated December 1, 2010, the Company retained Johnson Rice as its financial advisor in connection with, among other things, the proposed transaction. Under the terms of the engagement letter, the Company will become obligated to pay Johnson Rice a fee upon the closing of the Offer of approximately $3,386,000, of which $500,000 became payable upon the delivery of Johnson Rice’s written opinion, which is attached as Annex II hereto, and the remainder of which is contingent upon consummation of the Offer. The Company has agreed to indemnify Johnson Rice for certain liabilities that may arise out of its engagement and to reimburse it for its expenses arising out of or relating to its engagement. In the past, Johnson Rice has provided investment banking and financial advisory services to the Company for which it received customary compensation. Specifically, within the past two years, Johnson Rice has acted as an advisor to the Company to assess strategic alternatives which resulted in the replacement of the Company’s revolving credit facility and entrance into the Company’s joint venture in Mexico. Johnson Rice’s compensation for all of the services it provided to the Company within the past two years was approximately $1,000,000. In the past, Johnson Rice has provided investment banking and financial advisory services to Parent for which it received customary compensation; however, within the past two years, Johnson Rice has not received any compensation from Parent. Johnson Rice may in the future provide financial advice and services, to the Company, Parent and their respective affiliates for which it would expect to receive, compensation.

In the ordinary course of Johnson Rice’s business, Johnson Rice actively trades debt and equity securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of the Company and Parent.

(c) Intent to Tender. To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Company is aware that Parent and Purchaser have entered into Tender Support Agreements with two of the Company’s largest stockholders, pursuant to which such stockholders have agreed to tender their Shares in the Offer. In the aggregate, these Shares represent approximately 32% of Shares outstanding as of the date of the Merger Agreement.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to Johnson Rice in Item 4 is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction

D. Frank Harrison	March 14, 2011	5,000	$10.03	Sold in one or more open market transactions 5,000 shares of Bronco common stock at a weighted average sale price of $10.03 per share.
	March 11, 2011	16,400	$10.06	Sold in one or more open market transactions 16,400 shares of Bronco common stock at a weighted average sale price of $10.06 per share.
	March 9, 2011	8,600	$10.24	Sold in one or more open market transactions 8,600 shares of Bronco common stock at a weighted average sale price of $10.24 per share.
	February 25, 2011	47,274	$8.79	Relinquished 47,274 shares of Bronco common stock to the Company at a price of $8.79 per share to cover estimated tax withholding obligations.

Matthew S. Porter	March 18, 2011	4,500	$9.90	Sold in one or more open market transactions 4,500 shares of Bronco common stock at a weighted average sale price of $9.90 per share.
	February 25, 2011	7,235	$8.79	Relinquished 7,235 shares of Bronco common stock to the Company at a price of $8.79 per share to cover estimated tax withholding obligations.

Mark Dubberstein	March 14, 2011	12,143	$10.11	Sold in one or more open market transactions 12,143 shares of Bronco common stock at a weighted average sale price of $10.11 per share.
	March 11, 2011	11,000	$10.07	Sold in one or more open market transactions 11,000 shares of Bronco common stock at a weighted average sale price of $10.07 per share.
	March 9, 2011	15,600	$10.26	Sold in one or more open market transactions 15,600 shares of Bronco common stock at a weighted average sale price of $10.26 per share.
	February 25, 2011	40,304	$8.79	Relinquished 40,304 shares of Bronco common stock to the Company at a price of $8.79 per share to cover estimated tax withholding obligations.

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction

Gary C. Hill	March 17, 2011	2,500	$9.85	Sold in one or more open market transactions 2,500 shares of Bronco common stock at a weighted average sale price of $9.85 per share.
	March 16, 2011	2,500	$9.56	Sold in one or more open market transactions 2,500 shares of Bronco common stock at a weighted average sale price of $9.56 per share.
	March 10, 2011	2,500	$9.64	Sold in one or more open market transactions 2,500 shares of Bronco common stock at a weighted average sale price of $9.64 per share.
	March 9, 2011	5,000	$10.34	Sold in one or more open market transactions 5,000 shares of Bronco common stock at a weighted average sale price of $10.34 per share.

Steven R. Starke	March 8, 2011	15,000	$10.00	Sold in one or more open market transactions 15,000 shares of Bronco common stock at a weighted average sale price of $10.00 per share.
	February 25, 2011	6,867	$8.79	Relinquished 6,867 shares of Bronco common stock to the Company at a price of $8.79 per share to cover estimated tax withholding obligations.

Zachary M. Graves	February 25, 2011	41,857	$8.79	Relinquished 41,857 shares of Bronco common stock to the Company at a price of $8.79 per share to cover estimated tax withholding obligations.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, including the descriptions of the changes in the Bronco Board, which descriptions are incorporated by this reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) The Merger Agreement contains provisions generally prohibiting, from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Company or its subsidiaries, as well as any of their respective officers, directors, employees, attorneys, accountants, advisors and representatives (collectively, “Representatives”), from:

(i)	soliciting, initiating, or knowingly encouraging or taking any action designed to, or that would reasonably be expected to, facilitate any Takeover Proposal (as defined below);

(ii)	entering into, continuing or otherwise participating in discussions or negotiations with any person with respect to any Takeover Proposal or providing information or otherwise cooperating in any way with a Takeover Proposal; or

(iii)	waiving, terminating, modifying or failing to enforce any provision of a “standstill” or similar obligation of any person.

As used in the Merger Agreement, a “Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including equity in subsidiaries) or businesses that constitute 15% or more of the revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each case other than the transaction contemplated in the Merger Agreement.

The above notwithstanding, the Company may take certain specified actions in response to an unsolicited proposal that the Bronco Board reasonably determines in good faith is, or could reasonably be expected to lead to, a Superior Proposal (as defined below), if failure to take such actions would be reasonably expected to result in a breach of the Company’s board’s fiduciary duties and other specified conditions are met. In such circumstances, and subject to certain obligations to notify Parent and to other rights granted to Parent, including the right to require the Company to engage in good faith negotiations for an amendment to the Merger Agreement, the Bronco Board may cause the Company to terminate the Merger Agreement in response to such Superior Proposal. Upon termination of the Merger Agreement in such circumstances or other specified circumstances, the Company will be required to pay Parent a termination fee of $13 million plus expenses of up to $1.5 million. As used in the Merger Agreement, a “Superior Proposal” means any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 75% of the Shares then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 75% of the assets of the Company, which the Bronco Board reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger (taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the financial terms of the Merger Agreement proposed by Parent in response to such offer or otherwise)), (ii) not subject to any due diligence or financing condition and (iii) reasonably likely to be completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Moreover, if Parent terminates the Merger Agreement under circumstances specified in the merger agreement in connection with a breach of the Company’s representations or warranties or the Company’s failure to perform in any material respect under the Merger Agreement, which causes a failure of the Offer conditions and which is not cured, then the Company is required to pay Parent’s reasonable out of pocket fees and expenses up to $1.5 million.

(d) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Bronco Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to Bronco Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Merger Option

Pursuant to the Merger Agreement, the Company has granted Parent and Purchaser an irrevocable option (the “Merger Option”), to purchase from the Company the number of newly-issued shares (the “Merger Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following the consummation of the Offer, constitutes one share more than 90% of the number of Shares then outstanding on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of conversion or exercise price, the vesting schedule or other terms or conditions thereof). However, the Merger Option may not be exercised to the extent that the number of Merger Option Shares exceeds the number of authorized Shares available for issuance or held in treasury.

If Parent or Purchaser decides to exercise the Merger Option, Purchaser shall give the Company one day’s prior written notice specifying the number of Shares that will be or are owned by Parent and Purchaser immediately following the consummation of the Offer. The Company shall, as soon as practicable, deliver a notice of the number of Merger Option Shares to be acquired. The purchase price for the Merger Option Shares shall be equal to the number of Merger Option Shares times the Offer Price. The purchase price will be a portion in cash (equal to not less than the aggregate par value of the Merger Option Shares), with the balance payable at the election of Purchaser, either in cash or by a promissory note earning interest at the prime rate.

Conditions to the Offer

The information set forth in Section 14 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The Bronco Board has approved the Merger Agreement and the Transactions in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote of the Company’s stockholders or by written consent of stockholders in lieu of a meeting. If the Merger is approved by a vote of stockholders at a meeting, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and voting against, abstaining from voting, or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. Also in such case, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger, or if the Merger is approved by written consent of stockholders in lieu of a meeting.

Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the surviving corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for his or her Shares. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each Share. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER

WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following Chesapeake’s filing of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 25 and 26, 2011, respectively, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about May 10, 2011, unless earlier terminated by the FTC and the Antitrust Division, or unless the FTC or the Antitrust Division issues a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the agreement of Parent. If applicable, the FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

Legal Proceedings

Seven putative class action lawsuits have been commenced against Bronco and current members of the Bronco Board, including its Chief Executive Officer (the “Individual Defendants”). Six of these lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). One of the lawsuits was filed in the Court of Chancery of the State of Delaware (the “Delaware Suit” and together with the Oklahoma Suits, the “Class Actions”). The Class Actions seek certification of a class of all holders of Bronco’s common stock and variously allege, among other things, (1) the Individual Defendants have breached and continue to breach their fiduciary duties to the stockholders of Bronco, (2) the offer and the merger are unfair to the public stockholders of Bronco as the proposed transactions underestimate the value of Bronco, (3) the

Individual Defendants are pursuing a course of conduct that does not maximize the value of Bronco, and (4) Bronco aided and abetted the alleged breaches of duties by the Individual Defendants. Two of the Oklahoma Suits also name Chesapeake as a defendant, and one of the Oklahoma Suits and the Delaware Suit also name Chesapeake and Purchaser as defendants, in each case alleging that Chesapeake and Purchaser aided and abetted the alleged breaches of duties by the Individual Defendants. The Class Actions seek, among other things, an injunction prohibiting consummation of the offer and the merger, attorneys’ fees and expenses, and rescission or damages in the event the proposed transactions are consummated. The Company believes the Class Actions are entirely without merit and intends to defend against them vigorously.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report that relate to future results and events are forward-looking statements based on the Company’s current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be completed in a timely manner, if at all; that, prior to the completion of the transaction, if at all, the Company may not satisfy one or more closing conditions; that the Merger Agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of the Company’s services, and other risks that are described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and in its subsequently filed SEC reports. The Company undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2011. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9). (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)(2)

(a)(1)(F)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011. (1)

(a)(1)(G)	Press release dated April 15, 2011 (incorporated herein by reference to the press release furnished under the cover of Current Report on Form 8-K filed by the Company on April 18, 2011).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9). (2)

(a)(1)(I)	Press release announcing commencement of the tender offer issued by Chesapeake Energy Corporation on April 26, 2011 (1)

(a)(5)(A)	Opinion of Johnson Rice & Company L.L.C. to the board of directors of the Company dated April 14, 2011 (included as Annex II to this Schedule 14D-9). (2)

Exhibit No.	Description

(a)(5)(B)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601).

(a)(5)(C)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).

(a)(5)(D)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation and Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Docket No. CA6398).

(a)(5)(E)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684).

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687).

(a)(5)(G)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723).

(a)(5)(H)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738).

(e)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among, Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011).

(e)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on June 15, 2008).

(e)(3)	Amended and Restated Employment Agreement, dated effective April 19, 2010, by and between the Company and D. Frank Harrison (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on April 21, 2010).

(e)(4)	Amended and Restated Employment Agreement, dated effective January 6, 2010, by and between the Company and Matthew S. Porter (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, File No. 000-51471, filed by the Company with the SEC on March 15, 2010).

(e)(5)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Mark Dubberstein (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

Exhibit No.	Description

(e)(6)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(7)	Amendment to Employment Agreement, dated effective August 2, 2007, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(e)(8)	Employment Agreement, dated effective August 3, 2007, by and between the Company and Steven R. Starke (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(g)	Not applicable.

(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on April 26, 2011.
(2)	Included in materials mailed to the stockholders of Bronco Drilling Company, Inc.
(3)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K (File No. 000-51471), filed with the Securities and Exchange Commission on March 15, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRONCO DRILLING COMPANY, INC.

By:	/s/ D. Frank Harrison

Name:	D. Frank Harrison

Title:	Chief Executive Officer

Dated:	April 26, 2011

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Johnson Rice & Company L.L.C. to the Board of Directors of Bronco Drilling Company, Inc., dated April 14, 2011

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

BRONCO DRILLING COMPANY, INC.

16217 North May Avenue

EDMOND, OK 73013

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about April 26, 2011, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco,” the “Company,” “we” or “our”), with respect to the cash tender offer by Nomac Acquisition, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company. Such designation would be made pursuant to Section 1.03 of the Agreement and Plan of Merger, dated April 14, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and the Company that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on April 26, 2011 to purchase all of the outstanding shares of Common Stock at a price per share of $11.00 in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated April 26, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, May 23, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on April 26, 2011.

The Merger Agreement provides that subject to compliance with applicable law, including the applicable rules of the Nasdaq Global Select Market (“Nasdaq”), Purchaser is entitled upon the Offer Acceptance Time, and from time to time thereafter, to designate up to such number of directors, rounded up to the next whole number, on Bronco’s board of directors (the “Company Board”) as would represent a percentage of the entire Company Board equal to the percentage of the total number of outstanding Shares beneficially owned by Parent, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer), which number shall constitute at least a majority of the members on the Company Board. Upon request from Purchaser, the Company has agreed to use reasonable best efforts to take all such actions necessary to elect or designate to the Company Board the individuals so designated by Purchaser, including, at the election of Parent, either promptly increasing the size of the Company Board and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board. From and after the Offer Acceptance Time, the Company must also cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the Company Board, except for any committee established to take action under the Merger Agreement, which committee shall be composed of “Independent Directors” (as defined below).

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Company Board as set forth above, then, until the Effective Time, the Company will cause the Company Board to maintain at least two directors who (1) were members of the Company Board on the date of the Merger Agreement, (2) are “independent directors” for purposes of the continued listing requirements of Nasdaq and (3) are reasonably satisfactory to Parent (the “Independent Directors”). If any Independent Director no longer is able to serve due to death, disability or any other reason, the remaining Independent Directors are entitled to elect or designate another person to fill such vacancy. If no Independent Director remains prior to the Effective Time, a majority of the members of the Company Board at the time of the execution of the Merger Agreement shall be entitled to designate two persons to fill such vacancies. However, the individuals selected to fill such vacancies must not be employees or officers of the Company, Parent or Purchaser and must be reasonably satisfactory to Parent. After the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required (i) for the Company to amend or terminate the Merger Agreement, (ii) to extend the time for performance under the Merger Agreement, or (iii) to waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser’s designees to the Company Board. However, Purchaser has informed the Company that it will choose its designees to the Company’s board of directors from the executive officers and directors of Purchaser listed below (the “Potential Designees”). Purchaser has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

The Company has been advised that none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the

Company. The Company has been advised that, to the knowledge of Purchaser and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Parent has advised the Company that there are no material pending legal proceedings to which any Potential Designee is a party adverse to the Company or has a material interest adverse to the Company.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Aubrey K. McClendon	51	Chairman of the Board and Chief Executive Officer of Chesapeake Energy Corporation since he founded Chesapeake in 1989.

Domenic J. (“Nick”) Dell’Osso, Jr.	34	Executive Vice President and Chief Financial Officer of Chesapeake Energy Corporation since November 2010, Vice President - Finance of Chesapeake Energy Corporation and Chief Financial Officer of Chesapeake Energy Corporation’s wholly owned midstream subsidiary Chesapeake Midstream Development, L.P. from August 2008 to November 2010, and energy investment banker with Jefferies & Co. from 2006 to 2008 and Banc of America Securities from 2004 to 2006.

Steven C. Dixon	52	Executive Vice President—Operations and Geosciences and Chief Operating Officer of Chesapeake Energy Corporation since February 2010 and Executive Vice President—Operations and Chief Operating Officer from February 2006 to February 2010.

Jennifer M. Grigsby	42	Senior Vice President and Treasurer of Chesapeake Energy Corporation since March 2007, Corporate Secretary of Chesapeake Energy Corporation since 2000, Vice President of Chesapeake Energy Corporation from April 2006 to March 2007 and Assistant Treasurer of Chesapeake Energy Corporation from 1998 to March 2007.

Jeffrey A. Fisher	51	Senior Vice President—Production of Chesapeake Energy Corporation since 2006, Vice President—Operations for Chesapeake’s Southern Division from 2005 to 2006 and Operations Manager from 2003 to 2005.

Stephen W. Miller	54	Senior Vice President—Drilling of Chesapeake Energy Corporation since 2001 and Vice President—Drilling of Chesapeake Energy Corporation from 1996 to 2001.

Marc D. Rome	32

Vice President—Corporate Governance and Assistant Corporate Secretary of Chesapeake Energy Corporation since January 2011, Assistant Corporate Secretary of Chesapeake Energy Corporation since October 2009, Corporate Attorney of Apache Corporation from June 2007 to September 2009 and Associate of Mayer Brown LLP from 2005 to June 2007.

Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Monday, May 23, 2011. It is currently not known which, if any, of the current directors of the Company would resign.

CERTAIN INFORMATION CONCERNING BRONCO DRILLING COMPANY, INC.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on April 25, 2011, there were (i) 28,800,059 Shares issued and outstanding (including restricted Shares), (ii) 169,134 Shares held in treasury, (iii) 5,440,770 Shares reserved for issuance upon exercise of an outstanding warrant issued pursuant to the Warrant Agreement, dated September 18, 2009, between the Company and Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Imbursa and (iv) no shares of preferred stock outstanding. The Shares of common stock constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

As of the date of this Information Statement, Parent and its affiliates do not own of record any Shares, although they may be deemed to beneficially own pursuant to the tender support agreements dated as of April 14, 2011, by and among Parent, Purchaser and certain of our stockholders.

CURRENT BOARD OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that our board consists of one class of directors. The term of office of each of our current directors is one year, and each director continues in office until he resigns or until a successor has been elected and qualified. The following table sets forth the name, age and position of each current director of Bronco as of April 25, 2011. There are no family relationships between any director and any other director or executive officer.

Name	Age	Position
D. Frank Harrison	63	Chairman and Chief Executive Officer
Richard B. Hefner (1)(3)	51	Director
Dr. Gary C. Hill (2)(3)	62	Director
David W. House (1)(2)	59	Director
William R. Snipes (1)(2)(3)	58	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

D. Frank Harrison has served as the Chairman of our board of directors since August 2007, and Chief Executive Officer and a director of our company since May 2005. From 2002 until joining our Company, Mr. Harrison served as an agent for the purchase and sale of oil and gas properties for entities controlled by Wexford Capital LLC. From 1999 to 2002, Mr. Harrison served as President of Harding & Shelton, Inc., a privately held oil and natural gas exploration, drilling and development firm. He graduated from Oklahoma State University with a Bachelor of Science degree in Sociology. Mr. Harrison brings a significant oil and gas operational background to our Board and his experience in executive management suits him particularly for the role of Chairman of our Board.

Richard B. Hefner has served as Vice President of HBH Holding Corporation, which is the general partner of HBH Enterprises Limited Partnership, a private investment company, since December 1995, and Director since April 1996; President of Bonray, Inc., a private oil and gas investment company, since January 2002, and Director since August 1992; and Manager of Bonray Real Estate, L.L.C., a private real estate investment and development company, since May 2000. He was employed by Bonray Drilling Corporation, a publicly held company, from 1990 to 1997. He served as President, Chief Operating Officer, and Director from 1990 to 1992 and President, Chief Executive Officer, and Director from 1993 to 1997. Bonray Drilling Corporation was based in Oklahoma City and operated fifteen land based drilling rigs in the midcontinent region. Mr. Hefner graduated from Oklahoma State University with a Bachelor of Science degree in Animal Science Business.

Dr. Gary C. Hill has served as a director of our company since August 2006. Dr. Hill has served as the Chief of Surgery Service and Chief of Staff at Edmond Medical Center. He also has served as the President of the Edmond Medical Center Hospital Board. Dr. Hill served as the Chief of Surgery Service and Chief of Staff at St. Joseph’s Regional Hospital in Ponca City, Oklahoma. Dr. Hill is a graduate of Oklahoma State University, where he received his Bachelor of Arts in Humanities, and the University of Oklahoma Health Sciences Center. He served both his Surgery Internship and Residency in Otolaryngology, Head and Neck Surgery at the University of Texas Health Science Center, Parkland Hospital in Dallas before performing his Plastic and Reconstructive Surgery Residency at the University of Kansas Health Sciences Center in Kansas City. Dr. Hill’s background as a chief executive, his experience in a different but dynamic industry, and his strong ties to our local community provide our Board with an adept, independent perspective on the Company’s business and operations.

David W. House has served as a director of our company since September 2008. Since March 2009, Mr. House has served as President of Jireh Resources, L.L.C., an Oklahoma based oil and gas exploration and production company. Mr. House served as the President of Primary Natural Resources, Inc. from 2004 to 2008, and as the Chief Financial Officer of Primary Natural Resources, Inc. from 2000 until being appointed its President. From 1996 to 2000, Mr. House served as Senior Vice President of El Paso Corporation’s Mid-Continent Gas Group. From 1979 to 1996, Mr. House served in various positions with Samson Resources Company, including Vice President of Administration and President of Premier Gas Company, a wholly owned subsidiary of Samson Resources Company. Mr. House previously served as an auditor with Arthur Young & Co., received a Bachelor of Science degree in Accounting from Harding University and is a licensed Certified Public Accountant. Mr. House brings an impressive accounting and executive management background to our Board. His experience in the oil and gas exploration and production business provides our board with an important client-side perspective on our business and operations.

William R. Snipes has served as a director of our company since February 2006. Mr. Snipes has served as the owner and President of Snipes Insurance Agency, Inc., an independent insurance agency concentrating in property and liability insurance, since 1991. From 1981 to 1991, Mr. Snipes was the owner and President of William R. Snipes, CPA, Inc., a public accounting firm concentrating in financial accounting and tax services. He received a Bachelor of Science degree and a Masters degree in Accounting from Oklahoma State University and is a licensed Certified Public Accountant. Mr. Snipes brings an accomplished accounting, financial and risk management background to our Board.

CORPORATE GOVERNANCE

Board of Directors and Committees

Board Leadership Structure and Risk Oversight

We are managed under the direction of our board. Our directors generally serve one-year terms from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified. The size of our current board is set at five members, and we currently have five directors including four directors who qualify as independent under NASDAQ listing standards. Our company is led by Mr. D. Frank Harrison, who has served as our chief executive officer since 2005 and chairman of the board of directors since 2007. We have not elected or appointed a lead independent director. Our board held nine meetings in 2010. In addition to the nine meetings, our board adopted resolutions by unanimous written consent. Each of our directors attended 100% of the aggregate of the total number of meetings held by our board and meetings of committees of our board on which such director served during 2010.

Our board of directors currently has three standing committees, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which is further described below. Our board leadership structure is commonly utilized by other public companies in the United States, and we believe that this leadership structure has been effective for the company. We believe that having a combined chairman/CEO and independent chairs for each of our board committees provides the right form of leadership for our company. We have a single leader for our company and oversight of company operations by experienced independent directors who have appointed independent directors to the three committee chairs. We believe that our directors provide effective oversight of the risk management function, especially through the work of the Audit Committee and the dialogue between the full board, our management team, and our risk management committee, which is comprised of managers from our accounting, finance, legal, human resources, and safety departments.

Audit Committee

We currently maintain an Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee of our board of directors is composed of Messrs. House (chair), Hefner and Snipes. Our board of directors has determined that each current member of the Audit Committee is independent for purposes of serving on such committee under NASDAQ listing standards and applicable federal law. Our board of directors has also determined that each current member of the Audit Committee is financially literate under NASDAQ listing standards and that Messrs. House and Snipes each qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. We believe that the composition and functioning of our Audit Committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, as well as NASDAQ listing standards and SEC rules and regulations.

The Audit Committee’s functions include the following:

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assist the board of directors in its oversight responsibilities regarding (1) the integrity of our financial statements; (2) our risk management compliance with legal and regulatory requirements; (3) our system of internal controls regarding finance and accounting; and (4) our accounting, auditing and financial reporting processes generally, including the qualifications, independence and performance of the independent auditor;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate our independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants;

•	review and approve related party transactions;

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establish procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	conduct an annual performance evaluation of the Audit Committee;

•	review and reassess the adequacy of the Audit Committee charter on a periodic basis and recommend any proposed changes to the board of directors; and

•	perform such other functions as the board of directors may from time to time assign to the Audit Committee.

A more detailed description of the specific functions and responsibilities of the Audit Committee is set forth in our Audit Committee Charter, access to which may be obtained as set forth under the heading “Corporate Governance Policies and Charters,” below. The Audit Committee held four meetings in 2010.

Compensation Committee

The Compensation Committee of our current board of directors is composed of Messrs. Snipes (chair), Hill and House. Our board of directors has determined that each current member of the Compensation Committee is independent for purposes of serving on such committee under the NASDAQ listing standards. Our board of directors has also determined that each current member of the Compensation Committee is an “outside director” in accordance with Section 162(m) of the Internal Revenue Code and a “non-employee director” in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Compensation Committee charter adopted by our board of directors sets forth, among other things, the specific duties, powers and authority of the Compensation Committee. The Compensation Committee’s functions include the following:

•	discharge the board of director’s responsibility relating to the compensation of our Chief Executive Officer;

•	make recommendations to the board of directors with respect to the compensation of our other executive officers;

•	administer our equity-based compensation plans, including the grants of stock options and other equity awards under such plans;

•	make recommendations to the board of directors with respect to incentive compensation;

•	review disclosure related to executive compensation in our annual reports and proxy statements;

•	conduct annual performance evaluation of the Compensation Committee; and

•	review and reassess the adequacy of the Compensation Committee charter on a periodic basis and recommend any proposed changes to the board of directors.

A more detailed description of the specific functions and responsibilities of the Compensation Committee is set forth in our Compensation Committee Charter, access to which may be obtained as set forth under the heading “Corporate Governance Policies and Charters,” below. The Compensation Committee held three meetings in 2010. In addition to the three meetings, the Compensation Committee adopted resolutions by unanimous written consent.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our current board of directors is composed of Messrs. Hill (chair), Hefner and Snipes. Our board of directors has determined that each current member of the Nominating and Corporate Governance Committee is independent for purposes of serving on such committee under the NASDAQ listing standards.

The Nominating and Corporate Governance Committee charter adopted by our board of directors sets forth, among other things, the specific duties, powers and authority of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s functions include the following:

•	assist the board of directors in developing criteria for, identifying and evaluating individuals qualified to serve as members of our board of directors;

•	recommend to the board the director nominees for election by our stockholders;

•	periodically review and make recommendations regarding the composition and size of the board of directors and each of its committees;

•	develop and recommend to the board a set of corporate governance principles for our company;

•	oversee the evaluation of our board of directors and management;

•	conduct an annual performance evaluation of the Nominating and Corporate Governance Committee; and

•	review and reassess the adequacy of the Nominating and Corporate Governance Committee charter.

A more detailed description of the specific functions and responsibilities of the Nominating and Corporate Governance Committee is set forth in our Nominating and Corporate Governance Committee Charter, access to which may be obtained as set forth under the heading “Corporate Governance Policies and Charters,” below. In 2010, the Nominating and Corporate Governance Committee held two meetings and adopted resolutions by unanimous written consent.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Code of Conduct

Our Code of Business Conduct and Ethics is designed to help directors and employees resolve ethical issues and to help us conduct our business in accordance with all applicable laws, rules and regulations and with the highest ethical standards. Our Code of Business Conduct and Ethics applies to all directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and all other executive officers. We also expect that any consultants we retain to abide by our Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics sets forth our policies with respect to public disclosure of Company conflicts of interest, corporate opportunities, fair dealing, confidentiality, equal employment opportunity and harassment, protection and proper use of our assets and employee complaint procedures. Access to our Code of Business Conduct and Ethics may be obtained as set forth under the heading “Corporate Governance Policies and Charters,” below. Any amendments to, or a waiver from, a provision of our Code of Business Conduct and Ethics that is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions) and is required to be disclosed by the relevant rules and regulations of the SEC will be posted on our website.

Corporate Governance Policies and Charters

Current copies of the following materials related to our corporate governance policies and practices are available publicly on our web site at www.broncodrill.com under the caption “Investor Relations—Corporate Governance”:

•	Code of Business Conduct and Ethics;

•	Bylaws;

•	Amended and Restated Certificate of Incorporation;

•	Audit Committee Charter;

•	Compensation Committee Charter; and

•	Nominating and Corporate Governance Committee Charter.

Copies may also be obtained, free of charge, by writing to our corporate secretary, Matthew S. Porter, at Bronco Drilling Company, Inc., 16217 N. May Avenue, Edmond, Oklahoma 73013.

Identifying and Evaluating Nominees for Directors

Our Nominating and Corporate Governance Committee develops criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders. The committee reviews the desired experience, availability, potential contributions to the board’s diversity and other qualities to assure appropriate board of directors’ composition, taking into account the current directors and the specific needs of our company and our board. The Board and the Nominating and Corporate Governance Committee define diversity as differences of viewpoint, professional experience, education and skills. The Board and the Nominating and Corporate Governance Committee aim to assemble a diverse group of candidates and believe that no single criterion such as gender or minority status is determinative in obtaining diversity on the Board.

The committee also reviews and monitors the size and composition of our board of directors and its committees to ensure that the requisite number of directors are “independent directors,” “non-employee directors” and “outside directors” within the meaning of any rules and laws applicable to our company. In addition to our board’s size, the committee assesses whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the committee will consider various potential candidates. The committee utilizes a variety of methods for identifying and evaluating nominees for directors. Candidates may come to the attention of our board through current board members, professional search firms, stockholders or other persons. These candidates will be evaluated at regular or special meetings of the Nominating and Corporate Governance Committee and may be considered at any point during the year. Our chairman and chief executive officer recommended to our nominating committee that it consider Mr. Hefner as a director nominee for our 2010 annual meeting of stockholders, at which meeting Mr. Heffner was recommended to and elected by our stockholders to serve on our board of directors.

The committee will consider stockholder nominations for board candidates upon written submission of such recommendation to our corporate secretary along with, among other things, the nominee’s qualifications and certain biographical information regarding the nominee, such nominee’s written consent to serving as a director if elected and being named in the proxy statement and certain information regarding the status of the stockholder submitting the recommendation, all in the manner required by our bylaws and the applicable rules and regulations promulgated under the Exchange Act. Following verification of the stockholder status of persons proposing candidates, recommendations will be aggregated and considered by the committee at a regular or special meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating and Corporate Governance Committee.

The committee may also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the committee will seek to achieve a balance of knowledge, experience and capability on our board. The committee uses the same criteria for evaluating candidates nominated by stockholders as it does for those proposed by current committee members, board members, professional search firms and other persons. After completing its evaluation, the committee approves the final slate of nominees and recommends to the board of directors that such director candidates be submitted for election at the annual meeting.

Communications with our Board of Directors

Individuals may communicate with our board of directors or individual directors by writing to our corporate secretary at Bronco Drilling Company, Inc., 16217 N. May Avenue, Edmond, Oklahoma 73013. The corporate secretary will review all such correspondence and forward to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the corporate secretary, relates to the functions of our board of directors or committees thereof or that the corporate secretary otherwise determines requires their attention. Directors may review a log of all such correspondence received by us and request copies. Concerns relating to accounting, internal control over financial reporting or auditing matters will be immediately brought to the attention of the chairman of the Audit Committee and handled in accordance with the Audit Committee’s procedures established with respect to such matters.

Executive Sessions

Executive sessions of non-management directors are held at certain board meetings. Any non-management director can request that an additional executive session be scheduled. At each such meeting, one of the non-management directors is selected by the others to be the presiding director at that meeting.

Policy on Attendance by Board Members at the Annual Meeting

Our board has not adopted a policy on attendance by board members at our annual meeting of stockholders. Messrs. Harrison and Snipes attended our 2010 annual meeting of stockholders held on December 10, 2010.

EXECUTIVE OFFICERS

The following table sets forth the name, age, biographical summary, including positions and offices held during the past five years, as of April 25, 2011, of each of our current executive officers who is not a member of the board. Our executive officers serve at the discretion of our board of directors.

Name	Age	Position
Mark Dubberstein	57	President
Zachary M. Graves	35	Executive Vice President of Operations
Matthew S. Porter	34	Chief Financial Officer, Treasurer and Secretary
Steven R. Starke	33	Chief Accounting Officer

Mark Dubberstein has served as our President since June 2007. He served as our General Counsel from January 2006 to June 2007. Prior to joining our company, Mr. Dubberstein was in private legal practice over twenty-five years in the Oklahoma City area. His previous experience includes serving as Mid-Continent Counsel at Sohio Petroleum Company in Dallas. He received a Juris Doctorate from the University of Oklahoma College of Law and a Bachelor of Arts degree in English from Oklahoma State University.

Zachary M. Graves has served as our Executive Vice President of Operations since January 2010. He served previously as our Chief Financial Officer, Secretary and Treasurer since April 2005, and as our Controller and the Controller of Gulfport Energy Corporation from April 2003 to March 2005. Prior to joining our company, Mr. Graves served as an accountant with KPMG LLP from 2000 to 2003. He received a Bachelor of Business Administration degree in Accounting from the University of Oklahoma and is a licensed Certified Public Accountant.

Matthew S. Porter has served as our Chief Financial Officer, Treasurer and Secretary since January 2010. Mr. Porter served previously as the Company’s Vice President of Corporate Finance since June 2007. He joined the Company in June 2006 as manager of the corporate development group. From June 2001 to May 2006, Mr. Porter worked as Vice President and senior portfolio manager responsible for the investment of a $250 million portfolio of private and public equity securities. Mr. Porter began his career as a credit analyst in the commercial lending department of a $20 billion commercial bank. He received a Bachelor of Business Administration degree from the University of Oklahoma and later a Masters of Business Administration, emphasis in finance, from the Price College of Business at the University of Oklahoma. He is also a CFA Charterholder.

Steven R. Starke has served as our Chief Accounting Officer since June 2007. Mr. Starke served previously as our Controller from May 2005 to June 2007. Prior to joining our company, Mr. Starke served as an accountant with Grant Thornton LLP in Oklahoma City from January 2000 to May 2005. He received a Bachelor of Business Administration degree in Accounting and Management Information Systems from the University of Oklahoma and is a licensed Certified Public Accountant.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of our board of directors, which we refer to as the Committee, was established by our board of directors effective as of March 25, 2007. Until that date, we relied on the “controlled company” exemption from the requirement to have a Compensation Committee and the applicable transition rules, in each case as provided by NASDAQ listing standards.

The Committee is composed entirely of independent directors and has the responsibility for establishing, implementing and monitoring our compensation programs. The Committee annually reviews and recommends to our board of directors the compensation and benefits for our executive officers and administers our equity incentive plans. The Committee ensures that the total compensation paid to our officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to our executive officers are similar to those provided to our other officers and employees. We do not have compensation plans that are solely for executive officers. Prior to the formation of the Committee, all compensation programs, including those for our named executive officers, were administered by our board of directors and all functions of the Committee described below were performed by our board of directors.

Compensation Philosophy and Objectives

The objectives of our compensation programs are to attract and retain key executives, align the interests of our executives with those of our stockholders, and motivate and reward individual performance and contributions. The key elements of our compensation program are salary, annual bonus and long-term incentive compensation. We use these elements to meet our compensation objectives as follows:

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Attract and retain key executives. We believe that to attract and retain talented executives, we must offer compensation that is competitive. We also believe that our executive officers are critical to the long-term success of our company. To facilitate their retention, we entered into employment agreements with Messrs. Harrison, Dubberstein and Graves during 2006 and with Messrs. Porter and Starke during 2007, in each case, on terms that we believe are competitive. In setting the salary and bonus for each of these individuals pursuant to such employment agreements, our board of directors believed that the combined value of base salary and bonus was competitive with that paid to similarly situated executives.

•

Align the interests of our executives with those of our stockholders. In 2010, the Company used restricted stock awards to provide long-term incentive compensation and to align the financial interests of our executives with those of our stockholders. For a discussion of the Company’s long-term incentive policy and equity awards, see “Long Term Incentive Compensation” below.

•

Motivate and reward individual performance and contributions. The Company’s evaluation of the individual performance of each executive officer affects most aspects of the executive’s compensation. Individual performance and level of responsibility are considered in determining an executive’s annual salary, and are important factors in deciding discretionary bonuses and equity awards.

Compensation Benchmarking

To ensure our compensation is competitive, the Committee considers the competitive market for talent and compensation levels provided by comparable companies and seeks to minimize significant differences that could negatively impact our ability to attract and retain exceptional executive officers. During the fourth quarter of 2009, the Committee, with the assistance of an external compensation consultant, Equilar, Inc., reviewed the compensation practices at peer companies with which we compete for business and/or talent. Equilar, Inc., an executive compensation research firm, was retained to provide a competitive market pay analysis, which included total compensation measurement services, proxy data studies, board of directors pay studies and market trends. The Committee chose the companies listed below to serve as the peer group for its review because those companies, in the Committee’s opinion, consisted of direct competitors, similar sized companies within the energy industry, and Oklahoma-based energy companies with which we compete for talent.

• Atwood Oceanics, Inc.	• Key Energy Services Inc.

• Basic Energy Services Inc.	• Patterson UTI Energy

• Chesapeake Energy Corporation	• Pioneer Drilling Company

• Complete Production Services Inc.	• Sandridge Energy Corporation

• Devon Energy Corporation	• Union Drilling Inc

• Helmerich & Payne Inc.

After completing its review, the Committee determined that 2010 compensation for our executive officers was appropriate and competitive with similarly situated companies, and, therefore, decided to make no changes to our compensation structure or policies. The Committee plans to retain Equilar, Inc., or another compensation consultant, during 2011 to provide further analysis of our compensation structure and philosophy.

Role of Executive Officers

In 2010, the Committee made all compensation decisions for our Chairman and Chief Executive Officer and, after receiving input from the Chairman and Chief Executive Officer, all other named executive officers of the Company. The Committee reviewed the performance of our Chairman and Chief Executive Officer, and following such review, determined to maintain the total cash compensation of our Chief Executive Officer pursuant to his employment agreement, which is described in more detail below. The Committee, together with our Chairman and Chief Executive Officer, reviewed the performance of our other named executive officers, and our Chairman and Chief Executive Officer made compensation recommendations to the Committee with respect to our other named executive officers. No other executive officers were present at the time of such discussions. The Committee considered such recommendations when making its final compensation decision for all named executive officers other than our Chairman and Chief Executive Officer.

Base Salary

Prior to the establishment of the Committee, our board of directors annually reviewed the base salaries of our named executive officers. Since its establishment, the Committee has reviewed the base salaries of our named executive officers and, with respect to future salary determinations, will be reviewed by the Committee on an annual basis. The Committee considered various factors, including with regard to the position of the named executive officer, the compensation of executive officers of companies within the peer group described above, the performance of such executive officer, increases in responsibilities and recommendations of our Chairman and Chief Executive Officer with respect to base salaries of other named executive officers.

Each of our named executive officer’s annual base salary is discussed in more detail below. The annual base salary may be increased, but not decreased, at the discretion of the board of directors or the Committee. Based on the considerations described above, in August 2006, our board of directors established the annual base salary for Mr. Harrison at $450,000. The Committee decided to maintain such annual base salary for Mr. Harrison in 2007, 2008 and 2009. In April 2010, the Committee decided to increase Mr. Harrison’s base salary by the amount of his non-discretionary annual cash bonus set forth in his employment agreement with the Company, and eliminated the non-discretionary bonus required to be paid under such employment agreement. As a result, Mr. Harrison’s base salary was increased to $750,000 in April 2010. Based on the considerations described above, Mr. Dubberstein’s annual base salary was increased to $325,000 in April 2007, and Mr. Graves’ annual base salary was increased to $325,000 in July 2007. The Committee decided to maintain such annual base salaries for 2008, 2009, and 2010. In September 2008, Mr. Starke’s annual base salary was increased to $150,000. In January 2010, Mr. Porter’s annual base salary was increased to $250,000. See “Summary Compensation Table” below. The terms of each executive officer’s employment agreement are discussed in more detail under the heading “Employment Agreements” below.

Bonus

Under the terms of his prior employment agreement with the Company, our Chief Executive Officer, Mr. Harrison, was eligible to receive a discretionary annual bonus. The Committee determined not to award Mr. Harrison a cash bonus in 2010. The decision not to pay such cash bonus was based on the increase of Mr. Harrison’s base salary in April 2010.

In 2010, our other named executive officers were eligible to receive an annual bonus if recommended by the Chief Executive Officer and approved by the Committee in its discretion. Our President, Executive Vice President of Operations, Chief Financial Officer, and Chief Accounting Officer received bonuses of $100,000, $100,000, $85,000 and $50,000, respectively. These bonuses were discretionary and based on various factors, including our profitability, growth, market share, and safety record achieved, and each individual’s contributions to the Company, in 2010. In determining these bonuses, the Committee did not assign any particular weight to any of these factors relative to one another, nor did it establish any targets or benchmarks that were required to be achieved with respect to any of these factors for a bonus to be earned. Ultimately, the Committee determined that the bonuses paid were appropriate compensation based upon all of these factors considered as a whole and consistent with our compensation philosophy and objectives. Further details regarding 2010 bonuses for our Chief Executive Officer and other named executive officers are set forth under the heading “Summary Compensation Table” below.

Long-Term Incentive Compensation

2010 Awards. In April 2010, the Committee granted restricted stock awards of 334,000 shares to Mr. Harrison, 330,000 to Mr. Dubberstein, 330,000 to Mr. Graves, 27,000 shares to Mr. Starke, and 50,000 shares to Mr. Porter under our 2006 Stock Incentive Plan. 200,000 of the shares awarded to each of Messrs. Harrison, Dubberstein and Graves were for their extraordinary efforts and success in consummating the Company’s joint venture transaction with Carso Infraestructura y Construccion, S.A.B. de C.V. and revolving credit facility with Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. Of these shares, 50,000 vested immediately upon the date of grant, 50,000 vested on January 1, 2011, and the remainder vest in two equal annual installments beginning on January 1, 2012, subject to earlier vesting or forfeiture in certain circumstances. Of the remainder of the issued restricted stock award, one-third of the shares vested on February 25, 2011, and the remaining two-thirds of the shares vest in two equal installments beginning on February 25, 2012, subject to earlier vesting or forfeiture in certain circumstances. The Committee also granted restricted stock awards of 15,000 shares to each of the Company’s non-employee directors, Messrs. Hill, House, Houston and Snipes. These shares of restricted stock vested on the day preceding our 2010 annual meeting of stockholders.

2011 Awards. In January 2011, the Committee granted restricted stock awards of 105,860 shares to Mr. Harrison, 102,700 to Mr. Dubberstein, 102,700 to Mr. Graves, 21,330 shares to Mr. Starke, and 39,500 shares to Mr. Porter under our 2006 Stock Incentive Plan, as amended. One-third of these shares vest annually beginning on February 25, 2012, subject to earlier vesting or forfeiture in certain circumstances. The Committee also granted restricted stock awards of 15,000 shares to each of the Company’s non-employee directors, Messrs. Hefner, Hill, House and Snipes. These shares of restricted stock vest on the earlier to occur of (i) February 25, 2012 or (ii) the day preceding our 2011 annual meeting of stockholders, subject to earlier vesting or forfeiture in certain circumstances.

Long-Term Incentive Policy. Although in the past we awarded both options and restricted stock as part of our long-term incentive compensation program, our board of directors and the Committee believe that restricted stock awards are an essential component of our compensation strategy, and we intend to continue offering such awards in the future. Further, we anticipate that any equity awards granted to our directors and executive officers will be in the form of restricted stock. The Committee may also determine to issue other forms of stock-based awards to our named executive officers or other eligible participants under our 2006 Stock Incentive Plan, as amended, or other equity incentive plans in effect at that time. Our current equity incentive plans are described under the headings “2006 Stock Incentive Plan” and “2005 Stock Incentive Plan” below.

If there is a change of control of the Company, as defined in our 2006 Stock Incentive Plan, as amended, the vesting for any restricted shares granted that have not yet vested will be accelerated immediately prior to the date of the change of control, provided the eligible holder has remained a director, employee or consultant of ours or one of our affiliates through the date of such change of control.

Perquisites and Other Personal Benefits

Our company provides our named executive officers with a limited number of perquisites or other personal benefits, primarily consisting of company vehicle allowances and club memberships, that we believe help provide a competitive package of compensation and benefits. The value of these benefits is disclosed under the heading “Summary Compensation Table” below.

Broad-Based Employee Benefits

401(k) Plan. We have a defined contribution retirement plan in which certain of the named executive officers currently participate. The retirement plan is a tax qualified 401(k) plan that covers all U.S. employees including the named executive officers. Under the plan, we match 100% of employees’ contributions up to 5% of eligible compensation, up to a maximum in 2010 of $16,500, or $22,000 for employees eligible for additional catch up contribution limits. Employee and employer contributions vest immediately.

Our named executive officers are eligible to participate in all of our other employee benefit plans which include medical, dental, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as all other employees. Certain of our executive officers receive supplemental health insurance.

Employment Agreements

We believe that employment agreements are critical to the attraction and retention of our key executive officers; therefore, the Company is a party to employment agreements with each of its executive officers. Employment agreements with D. Frank Harrison, our Chairman of the Board and Chief Executive Officer, and Mark Dubberstein, our President, were each entered into effective as of August 8, 2006, as amended on August 2, 2007. On April 19, 2010, the Company entered into an amended and restated employment agreement with Mr. Harrison. Pursuant to the amended and restated employment agreement, Mr. Harrison’s non-discretionary annual bonus was eliminated and his annual base salary was increased by the amount of his non-discretionary annual bonus required to be paid under his prior employment agreement. The amended and restated employment agreement also allows Mr. Harrison to utilize the Company’s computer facilities and the services of one of the company’s secretarial/administrative employees to provide routine accounting, records maintenance and preparation for tax returns for him (and his family’s) personal business investments and activities; provided, that, such payment and use of services be subject to annual review by the board of directors (or the Committee). An employment agreement was entered into with Zachary M. Graves effective as of August 8, 2006, as amended on August 2, 2007, and again amended on January 6, 2010 to reflect his change in title from Chief Financial Officer, Treasurer and Secretary to Executive Vice President of Operations. An employment agreement was entered into with Steven Starke, our Chief Accounting Officer, effective as of August 3, 2007. An employment agreement was entered into with Matthew S. Porter, effective as of July 15, 2007, and as amended and restated on January 6,

2010 to reflect his change in title from Vice President of Corporate Finance to Chief Financial Officer, Treasurer and Secretary. As used in this section, all references to an individual’s employment agreement will describe the agreement as amended, if applicable. Each employment agreement has a three-year term, subject to automatic extensions for one additional year so that the remaining term will be not less than two nor more than three years. Annual base salaries are currently $750,000 per year for Mr. Harrison, $325,000 per year for Mr. Dubberstein, $325,000 per year for Mr. Graves, $150,000 per year for Mr. Starke, and $250,000 per year for Mr. Porter. Messrs. Harrison, Dubberstein, Graves, Starke and Porter are eligible to receive an annual discretionary bonus as established by the board of directors or the Committee. If we terminate an employment agreement without cause, the executive officer is entitled to severance pay in an amount equal to: (1) the base salary earned and unpaid through the date of such termination plus the executive officer’s base salary for the remainder of the term of his agreement; provided, however, that such amount may not be less than twice the base salary in effect on the date of the termination, plus (2) the greater of any target bonus for the year of termination or the average of the two immediately preceding years’ annual discretionary incentive bonuses; plus (3) any vacation pay accrued through the date of the termination. In addition, for a period of the greater of 24 months after such termination or the remainder of the term of the executive officer’s agreement, the Company will continue to provide the executive officer (and his family, as applicable) with medical, dental, and life insurance and other similar benefits.

We believe that the executive’s performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change of control event. To reduce such adverse effects and encourage fair treatment of our executive officers in connection with any such change of control event, the above-referenced employment agreements include change of control protections. If, within two years following a change of control, the executive terminates his employment agreement or the Company terminates the executive’s employment with or without cause, such executive officer would be entitled to a severance payment, payable in a lump sum in cash following such termination, in an amount equal to three times the sum of (1) his highest paid annual base salary, plus (2) the bonus calculated as discussed below, plus any applicable gross-up payment. We believe that the double trigger requiring both (1) the Company’s termination of the executive’s employment with or without cause or the executive’s termination of his employment agreement with or without cause or good reason and (2) a change of control event is appropriate to provide fair treatment of these named executive officers without creating a windfall.

For Messrs. Harrison, Dubberstein and Graves, the bonus paid upon a qualifying termination of employment or termination of employment in the event of a change of control will be calculated based on the average of the last three years’ discretionary annual bonuses or such lesser number of years as such executive may have been employed. For Messrs. Starke and Porter, the bonus payable upon a qualifying termination of employment or termination of employment in the event of a change of control will be the greater of target bonus for the year of termination or the highest bonus paid to him during his employment with the Company.

The employment agreements also provide that in the event of a (1) termination of the executive officer’s employment by the Company without cause or by the executive officer for good reason or (2) termination of the executive’s officer’s employment agreement or employment in connection with a change of control, (a) all units, stock options, incentive stock options, performance shares, stock appreciation rights and restricted stock held by such executive officer immediately prior to such termination will immediately become 100% vested and (b) the executive officer’s right to exercise any previously unexercised options will not terminate until the latest date on which such option would expire but for the executive officer’s termination.

As defined in the employment agreements, “change of control” occurs in the event any individual, entity or group acquires beneficial ownership of 40% or more of either (a) the then outstanding shares of Company common stock or (b) the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, provided that any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company will not constitute a “change of control.” In addition, a change of control occurs when the individuals who, as of the date of these employment agreements, constitute the Company’s board of directors (the “incumbent board”) cease for any reason to constitute at least a majority of the board of directors. Any individual becoming a director subsequent to the date of these employment agreements whose election, or nomination for election by our stockholders, is approved by a vote of at least a majority of the directors then comprising the incumbent board will be considered a member of the incumbent board as of the date thereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the incumbent board will not be deemed a member of the incumbent board as of the date of these employment agreements. In addition, a change of control will occur upon the consummation of certain specified business combinations and upon the approval by our stockholders of a complete liquidation or dissolution of the Company.

The employment agreements also provide that in the event of termination upon the disability of the executive officer, the Company will pay him his base salary in effect on the date of termination through the remaining term of the employment agreement, but in any event through the expiration date. The payment of such amounts will be made during the remaining term of the employment agreements in installments consistent with the Company’s normal payroll practices; provided, however, that if the named executive officer is a “specified employee” as defined in regulations under Section 409A of the Internal Revenue Code, such payments will commence on the first payroll payment date that is more than six months following the termination date and the first payment will include any amounts that would have otherwise been payable during the six-months period. Notwithstanding the foregoing, the amounts payable to the executive officer in the event of termination upon disability will be reduced by any benefits payable under any of the Company’s disability plans to such executive officer. If the executive officer dies during the term of his employment agreement, his employment will be terminated on such date and his estate will be entitled to receive his base salary for a period of twelve months after the effective date of such termination and any other benefits accrued through the effective date of such termination.

In addition, in the event it is determined that any payment or distribution by the Company or its subsidiaries or affiliates to or for the benefit of the executive officer (whether paid or payable or distributed or distributable pursuant to the terms of his employment agreement or otherwise) is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties related to such excise tax, the executive officer will be entitled to receive an additional gross-up payment from the Company. The gross-up payment will be equal to the amount such that after payment by the executive officer of all taxes (including the excise tax, income taxes, interest and penalties imposed with respect to such taxes) on the gross-up payment, the executive officer will retain an amount of the gross-up payment equal to the excise tax imposed on the payment or distribution to or for the benefit of such executive officer.

The agreements also provide that each executive officer may not, during the term of his employment with the Company and for a period extending one year from the date of the termination of his employment with the Company, disclose any confidential information regarding the Company or use any such confidential information for any purpose other than the performance of his employment with the Company. Each executive officer is also prohibited, during the term of his employment with the Company and for a period of six months following the termination of his employment with the Company for any reason other than without cause or in connection with a change of control, from soliciting, inducing, enticing or attempting to entice any employee, contractor, customer, vendor or subcontractor to terminate or breach any relationship with the Company or any of its subsidiaries or affiliates.

Further details regarding potential payments to these named executive officers upon termination or following a change of control event is set forth below under the heading “Potential Payments upon Termination or Change-in-Control.”

Other Change of Control Arrangements

To promote retention of executives, restricted stock grants contain “change of control” provisions, which trigger full vesting upon a change of control. We believe that these acceleration provisions are generally consistent with our competitors’ change of control protections offered to their similarly situated officers. Potential payments to our Chairman and Chief Executive Officer and other named executive officers upon termination or following a change of control event are set forth under the heading “Potential Payments upon Termination or Change-in-Control.”

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility for federal income tax purposes of executive compensation paid to the chief executive officer and the four other most highly compensated officers of a public company to $1,000,000 per year, but contains an exception for certain performance-based compensation. Our policy is to periodically review and consider whether particular compensation and incentive payments to our executives will be deductible for federal income tax purposes. We intend, to the extent feasible and when we believe it is in the best interests of our Company and our stockholders, to attempt to qualify executive compensation as tax deductible where it does not adversely affect the development and execution of our compensation plans.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee authorized, approved and recommended the inclusion of the Compensation Discussion and Analysis in this Information Statement.

The foregoing report is provided by the following directors, who constitute the Committee.

COMPENSATION COMMITTEE

William R. Snipes, Chairman

Dr. Gary C. Hill

David W. House

COMPENSATION TABLES

Summary Compensation Table

The following table sets forth certain information with respect to the total compensation earned by our named executive officers during the years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards	All Other Compensation (3)	Total
D. Frank Harrison	2010	$750,000	—	$1,583,160	—	$101,423	$2,434,583
Chairman and Chief Executive Officer	2009	$467,308	$300,000	$593,446	—	$29,872	$1,390,626
	2008	$450,000	$300,000	$671,000	—	$22,334	$1,443,334

Mark Dubberstein (4)	2010	$325,000	$100,000	$1,564,200	—	$63,610	$2,052,810
President	2009	$337,500	—	$377,145	—	$38,286	$752,931
	2008	$325,000	$100,000	$447,329	—	$37,784	$910,113

Zachary M. Graves (5)	2010	$325,000	$100,000	$1,564,200	—	$52,707	$2,041,907
Executive Vice President of Operations	2009	$337,500	—	$428,461	—	$23,036	$788,997
	2008	$325,000	$100,000	$648,629	—	$14,373	$1,088,002

Steven R. Starke (6)	2010	$150,000	$50,000	$127,980	—	$33,487	$361,467
Chief Accounting Officer	2009	$155,769	—	$119,185	—	$7,788	$282,742
	2008	$134,615	$20,000	$134,764	—	$6,731	$296,110

Matthew S. Porter (7)	2010	$250,000	$85,000	$237,000	—	$41,651	$613,651
Chief Financial Officer, Treasurer and Secretary	2009	$234,231	—	$52,800	—	$8,327	$295,358
	2008	$197,308	—	$134,200	—	$7,789	$339,297

(1)	Reflects cash award paid in 2010, 2009 and 2008, respectively.
(2)	Reflects the aggregate grant date fair value of equity awards granted in the respective years computed in accordance with ASC Topic 718.

(3)	All Other Compensation consists of the following:

Name and Principal Position	Year	Matching Contributions to 401 (k)	Club Membership Dues	Use of Company Vehicles	Medical Expense Reimburse- ments	Vehicle Sales Price Discount (1)	Car Allowance	Other Services (2)
D. Frank Harrison	2010	$21,164	—	$231	$22,398	$12,622	$17,000	$28,008
Chairman and Chief Executive Officer	2009	$21,978	—	—	$7,894	—	—	—
	2008	$15,577	—	—	$6,757	—	—	—

Mark Dubberstein	2010	$16,250	$3,375	$258	$15,058	$11,669	$17,000	—
President	2009	$16,875	$8,576	$1,722	$11,113	—	—	—
	2008	$13,125	$12,246	—	$12,413	—	—	—

Zachary M. Graves	2010	$11,875	$9,835	$213	$4,367	$9,417	$17,000	—
Executive Vice President of Operations	2009	$11,875	$5,228	$3,332	$2,601	—	—	—
	2008	$11,250	—	$958	$2,165	—	—	—

Steven R. Starke	2010	$7,500	—	$2,537	—	$6,950	$16,500	—
Chief Accounting Officer	2009	$7,788	—	—	—	—	—	—
	2008	$6,731	—	—	—	—	—	—

Matthew S. Porter	2010	$12,477	$4,653	$982	$125	$6,414	$17,000	—
Chief Financial Officer, Treasurer and Secretary	2009	$8,327	—	—	—	—	—	—
	2008	$7,789	—	—	—	—	—	—

(a)	Reflects the fair value of Company vehicles less the sales price paid by executive officers.
(b)	Amount of secretarial and other administrative services.

(4)	Mr. Dubberstein has served as our President since June 2007. Mr. Dubberstein previously served as our General Counsel from January 2006 to June 2007.
(5)	Mr. Graves has served as our Executive Vice President of Operations since January 2010. Mr. Graves previously served as our Chief Financial Officer, Treasurer and Secretary from April 2005 to January 2010.
(6)	Mr. Starke has served as our Chief Accounting Officer since June 2007. Mr. Starke previously served as our Controller from May 2005 to June 2007.
(7)	Mr. Porter has served as our Chief Financial Officer, Treasurer and Secretary since January 2010. Mr. Porter previously served as our Vice President of Corporate Finance from June 2007 to January 2010, and our manager of corporate development from June 2006 to May 2007.

Grants of Plan-Based Awards

The following table contains information with respect to the named executive officers concerning grants of plan-based awards during 2010.

Name	Grant Date	All Other Stock Awards:	All Other Option Awards:	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (2)
		Number of Shares of Stock or Units (1)	Number of Securities Underlying Options
D. Frank Harrison	04/19/2010	334,000	—	—	$1,583,160
Mark Dubberstein	04/19/2010	330,000	—	—	$1,564,200
Zachary M. Graves	04/19/2010	330,000	—	—	$1,564,200
Steven R. Starke	04/19/2010	27,000	—	—	$127,980
Matthew S. Porter	04/19/2010	50,000	—	—	$237,000

(1)	Reflects shares of restricted stock awarded in April 2010 under our 2006 Stock Incentive Plan.
(2)	Reflects the grant date fair value of each equity award computed in accordance with ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information with respect to the named executive officers concerning outstanding equity awards at December 31, 2010.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)
D. Frank Harrison	—	—	—	—	340,197	$2,721,576
Mark Dubberstein	—	—	—	—	315,714	$2,525,712
Zachary M. Graves	—	—	—	—	320,574	$2,564,592
Steven R. Starke	—	—	—	—	38,286	$306,288
Matthew S. Porter	—	—	—	—	55,000	$440,000

(1)	Calculated by multiplying the number of unvested shares of restricted stock by the closing price of our common stock on The NASDAQ Global Select Market on December 31, 2010, or $8.00.

Option Exercises and Stock Vested

The following table contains information with respect to the named executive officers concerning option exercises and stock vested in fiscal 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
D. Frank Harrison	—	—	131,198	$633,246
Mark Dubberstein	—	—	110,716	$534,878
Zachary M. Graves	—	—	123,075	$595,189
Steven R. Starke	—	—	17,974	$88,030
Matthew S. Porter	—	—	11,666	$57,247

(1)	Calculated by multiplying the number of shares of restricted stock by the closing price of our common stock on The NASDAQ Global Select Market on the date of vesting.

Nonqualified Deferred Compensation

We do not currently have in place any nonqualified deferred compensation arrangements.

Pension Benefits

We do not currently offer any pension benefits.

Potential Payments upon Termination or Change-in-Control

The following table sets forth the potential payments due to our named executive officers assuming the executive’s employment was terminated by us without cause or by the executive for good reason or in the event the executive’s employment was terminated by us or the executive terminated his employment agreement as a result of change-in-control at December 31, 2010. There would be no potential payments due to a named executive officer upon the executive’s voluntary termination, except for termination by the executive for good reason. The termination events, including those upon change of control, triggering payments or other benefits to our named executive officers are described under the headings “Employment Agreements” above.

Termination Following a Change of Control

Name	Salary (1)	Bonus		Vesting of Restricted Stock (4)	Excise Tax Gross-Up	Total
D. Frank Harrison	$2,250,000	$600,000	(2)	$2,721,576	—	$5,571,576
Mark Dubberstein	$975,000	$200,000	(2)	$2,525,712	—	$3,700,712
Zachary M. Graves	$975,000	$200,000	(2)	$2,564,592	—	$3,739,592
Steven R. Starke	$450,000	$150,000	(3)	$306,288	216,658	$1,122,946
Matthew S. Porter	$750,000	$255,000	(3)	$440,000	$441,847	$1,886,847

(1)	Calculated as an amount equal to three times the named executive officers’ highest paid annual base salary.
(2)	Calculated as an amount equal to three times the named executive officers’ average bonus for the last three years or such lesser number of years as the named executive officers may have been employed.
(3)	Calculated as an amount equal to three times the named executive officer’s highest paid annual bonus during his employment with the Company.
(4)	Calculated by multiplying the number of unvested shares of restricted stock by the closing price of our common stock on The NASDAQ Global Select Market on December 31, 2010, or $8.00.

Termination Without Cause or For Good Reason

Name	Salary (1)	Bonus (2)	Vesting of Restricted Stock (3)	Continued Benefit Plan Coverage (4)	Total
D. Frank Harrison	$1,937,500	$150,000	$2,721,576	$21,111	$4,830,187
Mark Dubberstein	$514,583	$50,000	$2,525,712	$16,055	$3,106,350
Zachary M. Graves	$839,583	$50,000	$2,564,592	$26,195	$3,480,370
Steven R. Starke	$237,500	$25,000	$306,288	$16,055	$584,843
Mathew S. Porter	$385,417	$42,500	$440,000	$20,280	$888,197

(1)	Calculated as an amount equal to the named executive officers’ base salary as in effect on the termination date continuing through the remaining term of each named executive officer’s agreement.
(2)	Calculated as the greater of any target bonus for the year of termination or the average of the immediately preceding two years’ annual incentive bonuses received by the named executive officer or such lesser number of years as the named executive officer may have been employed.
(3)	Calculated by multiplying the number of unvested shares of restricted stock by the closing price of our common stock on The NASDAQ Global Select Market on December 31, 2010, or $8.00.
(4)	Reflects the estimated cost to us to provide existing medical and dental benefits to each named executive officer for the time period remaining in each named executive officer’s agreement.

Termination Upon Death

In the event of the death of our Chief Executive Officer, President, Chief Financial Officer, Executive Vice President of Operations, or Chief Accounting Officer, the executive’s beneficiary will receive the named executives’ base salary for a period of 12 months and any benefits accrued through the date of death. At December 31, 2010, the base salary of our (1) Chief Executive Officer was $750,000, (2) President was $325,000, (3) Chief Financial Officer was $250,000, (4) Executive Vice President of Operations was $325,000, and (5) Chief Accounting Officer was $150,000.

Termination Upon Disability

In the event of the disability of our Chief Executive Officer, President, Chief Financial Officer, Executive Vice President of Operations or Chief Accounting Officer, the executive will continue to receive his base salary through the remaining term of the contract. Had the event occurred at December 31, 2010, our Chief Executive Officer would be entitled to $1,162,500, our President would be entitled to $839,583, our Chief Financial Officer would be entitled to $559,167, our Executive Vice President of Operations would be entitled to $839,583 and our Chief Accounting Officer would be entitled to $387,500 over the remaining term of the contracts.

Director Compensation

The following table contains information with respect to 2010 compensation of our directors who served in such capacity during that year, except directors who are also our named executive officers who do not receive compensation for services as directors.

Director’s Compensation Table for the Fiscal Year Ended December 31, 2010

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards	All Other Compensation	Total
Richard B. Hefner (2)	$—	$—	—	—	$—
Gary C. Hill	$36,000	$71,100	—	—	$107,100
David W. House	$36,000	$71,100	—	—	$107,100
David L. Houston	$36,000	$71,100	—	—	$107,100
William R. Snipes	$36,000	$71,100	—	—	$107,100

(1)	Reflects the aggregate grant date fair value of each equity award computed in accordance with ASC Topic 718.
(2)	Mr. Hefner was elected to our board of directors at our annual meeting of stockholders held on December 10, 2010. Mr. Hefner replaced Mr. Houston who decided not to stand for reelection to our board of directors.

Historically, our non-employee directors were paid a monthly retainer of $1,000 and a per meeting attendance fee of $500 and were reimbursed for all ordinary and necessary expenses incurred in the conduct of our business. To ensure the compensation of our directors is competitive with other similarly situated directors, the Committee, with the assistance of an external compensation consultant, Equilar, Inc., reviewed the director compensation practices at the peer companies described above under the heading “Compensation Benchmarking.” After completing its review in the fourth quarter of 2008, the Committee determined that the Company’s historical compensation for directors was not competitive with similarly situated companies. The Committee, therefore, recommended to our board of directors that the cash component of director compensation be increased to a monthly retainer of $3,000, without per meeting attendance fees. The Committee believed that per meeting attendance fees were unnecessary, as the incentive to attend board meetings should be to comply with director fiduciary duties as opposed to cash compensation. Furthermore, despite many peer companies compensating board members for committee membership, the Committee concluded that each non-employee director should serve on board committees without additional compensation. Our board of directors approved such recommendations, which were implemented after our 2008 annual meeting of stockholders held on November 17, 2008. In 2009 and 2010, the Committee determined to maintain such payments for each non-employee director.

In April 2010, the Committee granted restricted stock awards of 15,000 shares to each of Messrs. Hill, House, Houston and Snipes under our 2006 Stock Incentive Plan. These shares of restricted stock vested on the day preceding our 2010 annual meeting of stockholders, or December 9, 2010. In January 2011, the Committee granted restricted stock awards of 15,000 shares each to Messrs. Hefner, Hill, House and Snipes. These shares vest on the earlier to occur of (i) February 25, 2012 or (ii) the day preceding our 2011 annual meeting of stockholders, and are subject to earlier vesting or forfeiture in certain circumstances. We anticipate that in the future our non-employee directors will receive restricted stock awards, rather than options, in such amounts that will be determined by the Committee in its discretion. Members of our board of directors who are also officers or employees of our company, including our named executive officers, do not receive any additional compensation for their services as directors.

2006 Stock Incentive Plan

Effective April 20, 2006, our board of directors and a majority of our stockholders approved our 2006 Stock Incentive Plan, which we refer to as the 2006 Plan. Effective December 10, 2010, our board of directors and our stockholders approved and amendment to the 2006 Plan that increased the number of shares available for issuance by 2,500,000. No further awards will be made under our 2005 Stock Incentive Plan discussed below. The purpose of the 2006 Plan is to provide a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of our common stock through the granting of one or more of the following awards: (1) incentive stock options, (2) nonstatutory stock options, (3) restricted awards, (4) performance awards and (5) stock appreciation rights.

The purpose of the plan is to enable our company, and any of its affiliates, to attract and retain the services of the types of employees, consultants and directors who will contribute to our long range success and to provide incentives that are linked directly to increases in share value that will inure to the benefit of our stockholders.

Eligible award recipients are employees, consultants and directors of our company and its affiliates. Incentive stock options may be granted only to our employees. Awards other than incentive stock options may be granted to employees, consultants and directors. The shares that may be issued pursuant to awards consist of our authorized but unissued common stock, and the maximum aggregate amount of such common stock that may be issued upon exercise of all awards under the plan, including incentive stock options, may not exceed 5,000,000 shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure.

For a discussion of grants made to our named executive officers and directors in 2010 and to date in 2011 under the 2006 Stock Incentive Plan, see “Compensation Discussion and Analysis—Long-Term Incentive Compensation.”

As of April 25, 2011, no options to purchase shares of our common stock were outstanding and 1,202,074 shares of restricted common stock were outstanding under our 2006 Plan. There were 2,208,272 shares available for future grants under our 2006 Plan as of April 25, 2011.

2005 Stock Incentive Plan

Our 2005 Stock Incentive Plan, which we refer to as the 2005 Plan, was adopted on July 20, 2005 and amended on November 16, 2005. The purpose of the 2005 Plan was to enable us, and any of our affiliates, to attract and retain the services of the types of employees, consultants and directors who would contribute to our long-range success and to provide incentives which were linked directly to increases in share value which will inure to the benefit of our stockholders. The 2005 Plan provided a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of our common stock through the granting of incentive stock options and nonstatutory stock options. Eligible award recipients under the 2005 Plan were our and our affiliates’ employees, consultants and directors. Incentive stock options under the 2005 plan could be granted only to employees. Awards other than incentive stock options under the 2005 Plan could be granted to employees, consultants and directors. The shares that may be issued upon exercise of the options are from authorized but unissued common stock, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the plan, including incentive stock options, could not exceed 1,000,000 shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure. Under the 2005 Plan, employee stock options generally became exercisable in equal monthly installments over a three-year period, and all options generally expire ten years after the date of grant. All options granted pursuant to the 2005 Plan have been cancelled. No further awards will be made under this plan.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 with respect to shares of our common stock that may be issued under our equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price Per Share of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1) (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	2,549,878
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	2,549,878

(1)	As of April 25, 2011, we had no options to purchase shares of our common stock outstanding. As of April 25, 2011, we had issued 2,791,728 shares of our restricted stock under the 2006 Plan less withholdings and forfeitures. The securities remaining available for future issuance reflect securities that may be issued under the 2006 Plan, as no more shares remain available for the grant of awards under the 2005 Plan.

Liability Insurance and Indemnification Agreements

We have obtained liability insurance for our current directors and officers. We have also entered into contractual indemnification arrangements with our directors and executive officers under which we have agreed, in certain circumstances, to compensate them for costs and liabilities incurred in actions brought against them while acting as directors or executive officers of our company.

Compensation Committee Interlocks and Insider Participation

We currently maintain a Compensation Committee. The Committee was established by our board of directors effective as of March 25, 2007. The Committee is composed of Messrs. Snipes (chair), House and Hill.

No Committee member is or was during the fiscal year ended December 31, 2010 an officer or employee of us or any of our subsidiaries, was formerly an officer or had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K. None of our executive officers served as a director or member of the Committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Committee or as one of our directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth as of April 25, 2011 (unless otherwise specified) the number and percentage of shares of our common stock beneficially owned by (1) each person known by us to beneficially own more than 5% of the outstanding shares of our common stock, and (2) each of our directors, each of our named executive officers, and all of our directors and named executive officers as a group. Unless otherwise indicated, the address for each of our directors and named executive officers is 16217 North May Avenue, Edmond, Oklahoma 73013.

Beneficial ownership is determined in accordance with the rules of the SEC. Beneficial ownership is based upon the most recent Forms 3, 4 and 5 and Schedules 13D and 13G filings with the SEC and reports made directly to us. In computing the number of shares of our common stock beneficially owned by a person and the beneficial ownership percentage of that person, shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 25, 2011 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership of our common stock is based upon 28,800,059 shares of our common stock outstanding as of April 25, 2011. To our knowledge, except as set forth in the footnotes to this table, the beneficial owners named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

Principal Stockholders

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent Beneficially Owned

5% Stockholders
Third Avenue Management LLC 622 Third Avenue 32 Floor New York, NY 10017	4,879,976	(1)	16.9%

Inmobiliaria Carso S.A. de C.V Insurgentes Sur #3500 PB Col. Pena Pobre Delegacion Tlalpan, CP 14060 Mexico D.F. Mexico	4,200,000	(2)	14.6%

MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	3,755,857	(3)	13.0%

Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	1,933,355	(4)	6.7%

(1)	Based solely upon information obtained from Schedule 13D filed with the SEC on April 21, 2011 on behalf of Third Avenue Management LLC (“TAM”). TAM, in its capacity as investment advisor, has sole power to vote or to direct the vote with respect to 4,879,976 shares of our common stock and has sole power to dispose or to direct the disposition of 4,879,976 shares of our common stock. Met Investors Series Trust-Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 3,830,095 of the shares reported by TAM, OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund for which TAM acts as investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 85,688 of the shares reported by TAM, Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 848,535 of the shares reported by TAM, Third Avenue Small Cap Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations, has the right to receive dividends from, and the proceeds from the sale of, 7,000 of the shares reported by TAM, Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 108,658 of the shares reported by TAM.
(2)

Based solely upon information obtained from Schedule 13D/A filed with the SEC on April 19, 2011 by Inmobiliaria Carso, S.A. de C.V., or Inmobiliaria, and Carso Infraestructura y Construccion, S.A.B. de. C.V., or CICSA. Pursuant to the Schedule 13D/A, Inmobiliaria beneficially owns directly 4,200,000 shares of our common stock as of April 19, 2011. CICSA directly owns a warrant, which represents the right, subject to certain terms, conditions and limitations, to purchase up to 5,440,770 shares of our common stock. As of April 19, 2011, the number of shares of our common stock issuable upon exercise of the warrant after giving effect to the limitations set forth in the warrant is 1,554,360 shares of our common stock. Mr. Carlos Slim Helú, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit indirectly beneficially own a majority of the issued and outstanding voting and equity securities of each of Inmobiliaria and CICSA and therefore may be deemed to share beneficial ownership of all of the company shares beneficially owned by Inmobiliaria and CICSA. Due to the relationship among Inmobiliaria, CICSA and each of the individuals listed above, these reporting persons may be deemed to constitute a “group”, and therefore each reporting person may be deemed to beneficially own all of the company shares beneficially owned by Inmobiliaria and CICSA. Each of Inmobiliaria and CICSA disclaims beneficial ownership of all of the shares of our common stock that may be deemed to be beneficially owned by it except with respect to any shares of our common stock directly owned by such reporting person.

(3)	Based solely upon information obtained from Schedule 13G filed with the SEC on February 10, 2010 by MetLife Advisers, LLC, or Met. Met, in its capacity as an investment advisor, serves as investment manager of each series of Met Investors Series Trust, or the Trust. In its role as investment manager of the Trust, Met has contracted with certain sub-advisers to make the day-to-day investment decisions for the certain series of the Trust. Pursuant to the 13G, Met has shared power to vote or to direct the vote with respect to 3,755,857 shares of our common stock and has shared power to dispose or direct the disposition of 3,755,857 shares of our common stock.
(4)	Based solely upon information obtained from Schedule 13G filed with the SEC on February 11, 2011 on behalf of Dimensional Fund Advisors LP, or Dimensional. Pursuant to the Schedule 13G, Dimensional, in its capacity as investment advisor, furnishes investment advice to investment companies, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the “Funds”). In certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional or its subsidiaries has sole power to vote or direct the vote with respect to 1,933,355 shares of our common stock and has sole power to dispose or to direct the disposition of 1,933,355 shares of our common stock, and may be deemed to be the beneficial owner of our shares held by the Funds. However, pursuant to the Schedule 13G, all securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

Directors and Named Executive Officers

Name	Shares Beneficially Owned		Percent Beneficially Owned
D. Frank Harrison	584,711	(1)	2.0%
Richard B. Hefner	15,000	(2)	*
Dr. Gary C. Hill	17,500	(3)	*
David W. House	66,240	(4)	*
William R. Snipes	24,000	(5)	*
Mark Dubberstein	289,749	(6)	1.0%
Zachary M. Graves	404,036	(7)	1.4%
Matthew S. Porter	87,765	(8)	*
Steven R. Starke	55,201	(9)	*
Directors and executive officers as a group (9 persons)	1,544,202	(10)	5.4%

*	Less than 1%.
(1)	Includes 295,193 shares of restricted stock.
(2)	Includes 15,000 shares of restricted stock.
(3)	Includes 15,000 shares of restricted stock.

(4)	Includes 15,000 shares of restricted stock.
(5)	Includes 15,000 shares of restricted stock.
(6)	Includes 289,366 shares of restricted stock.
(7)	Includes 289,366 shares of restricted stock.
(8)	Includes 72,833 shares of restricted stock.
(9)	Includes 39,330 shares of restricted stock.
(10)	Includes 1,046,088 shares of restricted stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes of ownership with the Securities and Exchange Commission, or SEC. Our officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms so filed. Based solely on our review of such forms received, we believe that, during the last fiscal year, all filing requirements under Section 16(a) applicable to our officers, directors and 10% stockholders were timely met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Since the beginning of fiscal year 2008, there have been no transactions in excess of $120,000 between the Company and a related person in which the related person had a direct or indirect material interest.

Review and Approval of Related Party Transactions

It is our policy that all employees and directors, as well as their family members, must avoid any activity that is or has the appearance of conflicting with our business interest. This policy is included in our Code of Business Conduct and Ethics posted on our website. Each director and executive officer is instructed to always inform the designated compliance officer when confronted with any situation that may be perceived as a conflict of interest. Only our board of directors or a committee consisting solely of independent directors may grant waivers of the provisions of our Code of Business Conduct and Ethics for our executive officers and directors. In addition, at least annually, each director and executive officer completes a detailed questionnaire specifying any business relationship that may give rise to a conflict of interest.

Under the Audit Committee charter, the Audit Committee of our board of directors is responsible for reviewing and monitoring compliance with our Code of Business Conduct and Ethics and recommending any warranted changes to the board of directors. In addition, our board of directors, and pursuant to its charter, our Audit Committee, reviews and approves all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their family members, have a direct or indirect material interest. Our board of directors and our Audit Committee will approve only those transactions that, in light of known circumstances, are consistent, or are not inconsistent with, our best interests, as they determine in the good faith exercise of their discretion.

ANNEX II

April 14, 2011

The Board of Directors

Bronco Drilling Company

16217 N. May Avenue

Edmond, Oklahoma 73013

Members of the Board of Directors:

You have asked Johnson Rice & Company L.L.C. (“we,” “our” or “us”) to advise you with respect to the fairness, from a financial point of view, to the stockholders of Bronco Drilling Company, Inc. (“Bronco”) of the Consideration (as defined below) to be received by such stockholders pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”), among Chesapeake Energy Corporation (“Parent”), Nomac Acquisition Sub, Inc., a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Bronco.

Pursuant to the Merger Agreement, Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) to acquire a majority of the outstanding shares of common stock (on a fully diluted basis), par value $0.01 per share, of Bronco (the “Bronco Common Stock”) at a price of $11.00 per share in cash (the “Consideration”). The Offer will be followed by a merger of Merger Sub with and into Bronco (the “Merger” and, together with the Offer, the “Transaction”) in which the shares of Bronco Common Stock not tendered into the Offer will be converted into the right to receive the Consideration (other than Dissenting Shares (as defined in the Merger Agreement) and shares of Bronco Common Stock owned by Bronco, Parent and their respective subsidiaries).

In arriving at our opinion, we have, among other things:

•	reviewed and analyzed the draft Merger Agreement dated as of April 14, 2011;

•

reviewed and analyzed the draft Tender Support Agreements dated as of April 14, 2011 to be entered into by certain stockholders of Bronco holding in the aggregate approximately 32% of the outstanding shares of Bronco Common Stock;

•

reviewed and analyzed the financial statements and other publicly available information concerning Bronco, including Bronco’s Annual Reports on Form 10-K for each of the years in the three-year period ended December 31, 2010; Bronco’s Quarterly Reports on Form 10-Q for each of quarters in the three-year period ended September 30, 2010; Bronco’s Current Reports on Form 8-K filed over the preceding two years; Bronco’s definitive Proxy Statement on Schedule 14A filed on November 4, 2010; and Bronco’s Form S-3 filed on May 22, 2007;

•	reviewed and analyzed Bronco’s preliminary financial and operating results and preliminary financial statements with respect to the quarter ended March 31, 2011 prepared by management of Bronco;

•

reviewed and analyzed certain other internal information, primarily financial in nature, which was provided to us by Bronco, relating to Bronco, including internal financial forecasts prepared by management of Bronco;

•	reviewed and analyzed certain publicly available information concerning the trading of, and the trading market for, the shares of Bronco Common Stock;

•

reviewed and analyzed certain publicly available information with respect to certain other companies that we believed to be comparable to Bronco and the trading markets for certain of such companies’ securities;

•

reviewed and analyzed certain publicly available information concerning the estimates of the future operating and financial performance of Bronco and the comparable companies prepared by industry experts unaffiliated with Bronco;

•	reviewed and analyzed certain publicly available information concerning the nature and terms of certain other transactions considered relevant to our analysis;

•	met with certain officers and employees of Bronco to discuss the foregoing and other matters that we believed relevant to its analysis; and

•	considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria that we deemed relevant.

In addition, we have also met with certain officers and employees of Bronco to discuss the foregoing, as well as other matters believed relevant to our analysis and have considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which we deemed relevant. In connection with our review, we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any of the foregoing information and have relied on it being complete and accurate in all material respects. With respect to the financial forecasts for Bronco, Bronco’s management has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Bronco’s management as to the future financial performance of Bronco. We have assumed that the final/execution versions of the Merger Agreement and the related Transaction documents will be substantially the same as the drafts of such documents that we have reviewed and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have also assumed that the representations and warranties made by Bronco and Parent in the Merger Agreement and the related Transaction documents are and will be true and correct in all respects material to our analysis. We have assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger Agreement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the receipt of the Consideration by the stockholders of Bronco. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of Bronco and its legal, tax and regulatory advisors with respect to such matters. We have not performed any tax analysis, nor have we been furnished with any such analysis. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of Bronco or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Bronco; (ii) the business prospects of Bronco; (iii) the historical and current market for Bronco Common Stock and for the equity securities of certain other companies believed to be comparable to Bronco; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant, including premiums paid, if any, in such other acquisition transactions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities’ valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on, and only on the information made available at, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We are an internationally recognized investment banking firm that specializes in the energy industry. We are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, initial public offerings, secondary distributions of listed and unlisted securities and private placements.

We have acted as financial advisor to Bronco in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the acquisition by Merger Sub of a majority of the outstanding Bronco Common Stock pursuant to the Offer. We will also receive a fee for rendering this opinion. We will also be reimbursed for expenses incurred. Bronco has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided investment banking and financial advisory services to Bronco for which we received customary compensation. Specifically, within the past two years, we have acted as an advisor to Bronco to assess strategic alternatives which resulted in the replacement of Bronco’s revolving credit facility and entrance into Bronco’s joint venture in Mexico. Our compensation for all of the services we provided to Bronco within the past two years was approximately $1.0 million. In the past, we have provided investment banking and financial advisory services to Parent for which we received customary compensation; however, within the past two years, we have not received any compensation from Parent. We may in the future provide financial advice and services, to Bronco, Parent and their respective affiliates for which we would expect to receive, compensation.

In the ordinary course of our business, we actively trade debt and equity securities for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in securities of Bronco and Parent.

It is understood that this opinion is for the information of Bronco’s Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. Our opinion does not address Bronco’s underlying business decision to pursue the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Bronco. Our opinion does not constitute a recommendation as to whether any holder of shares of Bronco Common Stock should tender such shares pursuant to the Offer or how any holder of shares of Bronco Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Bronco, other than the holders of shares of Bronco Common Stock (other than with respect to Dissenting Shares and shares of Bronco Common Stock owned by Bronco, Parent and their respective subsidiaries). We express no opinion as to the price at which shares of Bronco Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Bronco’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Bronco Common Stock. This opinion has been authorized by the Fairness Committee of Johnson Rice & Company L.L.C. Except as otherwise expressly provided in our engagement letter with Bronco, our opinion may not be used or referred to by Bronco, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Bronco Common Stock as set forth in the Merger Agreement is fair, from a financial point of view, to such holders (other than with respect to Dissenting Shares and shares of Bronco Common Stock owned by Bronco, Parent and their respective subsidiaries).

Very truly yours,

/s/ Johnson Rice & Company L.L.C.

Johnson Rice & Company L.L.C.

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this

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section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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